Exhibit 99.1

2016 FIRST QUARTER REPORT
Three Months Ended March 31, 2016, and 2015
We create
communities.
We are Stantec.
Stantec
STN
TSX NYSE

Table of Contents
i Report to Shareholders
Management’s Discussion and Analysis
M–1 Core Business and Strategy
M–2 Results
M–17 Summary of Quarterly Results
M–19 Statements of Financial Position
M–20 Liquidity and Capital Resources
M–23 Other
M–25 Outlook
M–28 Critical Accounting Estimates, Developments, and Measures
M–30 Controls and Procedures
M–30 Risk Factors
M–37 Acquisition of MWH
M–40 Other Subsequent Events
M–40 Caution Regarding Forward-Looking Statements
Unaudited Interim Condensed Consolidated Financial Statements
F–1 Consolidated Statements of Financial Position
F–2 Consolidated Statements of Income
F–3 Consolidated Statements of Comprehensive (Loss) Income
F–4 Consolidated Statements of Shareholders’ Equity
F–5 Consolidated Statements of Cash Flows
F–6 Notes to the Unaudited Interim Condensed Consolidated Financial Statements

We are Stantec.
Creating communities is our purpose.
Designing with community in mind is our promise.
The Stantec community unites approximately 22,000 employees working in over 400 locations across six continents. We collaborate across disciplines and industries to bring buildings, energy and resource, environmental, and infrastructure projects to life. Our work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through design, construction, and commissioning—begins at the intersection of community, creativity, and client relationships.
Our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at www.stantec.com or find us on social media.
Stantec is people—connected, creative, talented.
Allison Wenzel, Operational Business Analyst, Calgary, Alberta

Report to Shareholders

First Quarter 2016

With contributions from strategic acquisitions, strong organic performance in our Buildings and Infrastructure business operating units, and improving performance in our US operations, we achieved good overall revenue growth in the first quarter of 2016.

Financial Summary

For the period ended March 31 (In millions of Canadian dollars, except for share amounts and %)	2016 Q1	2015 Q1	% Change

Gross revenue	755.4	705.7	7.0%
Net income	30.6	38.0	(19.5%)
Adjusted diluted earnings per share (note)	0.40	0.46	(13.0%)
Cash dividends declared per common share	0.1125	0.1050	7.1%

  note: Adjusted diluted earnings per share is a non-IFRS measure as defined in the Cautionary Statements section.

Continuing to execute our acquisition strategy, we acquired the multidiscipline design firm Bury Inc. and signed a definitive agreement to acquire architecture firm VOA Associates Inc. These midsized firms have a presence and relationships in key areas of the United States.

Subsequent to the quarter, we completed the largest transaction in our history, acquiring MWH Global, the 6,800-person Broomfield, Colorado-based, global leader in water resources infrastructure. This acquisition marks a strong step toward our objective of becoming a top 10 global design firm. Our companies share similar values, cultures, and business models. With the addition of MWH, our water practice will become one of the largest in the world. Our presence will expand to new geographies across the globe, and we will add new top-tier global capabilities in dams and hydropower to our overall portfolio of services.

This quarter, our US operations achieved significant revenue growth, though this was partly offset by retraction in our Canadian and International operations. In the United States, acquisition growth, organic revenue growth, and foreign exchange resulted in a 26.3% increase in gross revenue in Q1 16 compared to Q1 15. Most of the organic growth occurred in our Buildings business operating unit, particularly in Texas and Florida, and we saw growth in our Transportation sector. Our Power sector remained stable.

Our Buildings and Infrastructure business operating units led our Company in revenue growth with 5.1% and 8.6% organic gross revenue growth respectively. In our Buildings business operating unit, growth was highest in our Education, Healthcare, and Commercial sectors. We also created a Civic sector to better respond to opportunities in cities that are revitalizing their urban centers. We have already won work in this sector: we recently secured a master service agreement as architect of record for all of Cadillac Fairview Corporation’s major retail and office buildings throughout British Columbia and in other locations in western Canada.

We experienced strong gross revenue growth in our Infrastructure business operating unit, especially in our Transportation sector, due to acquisition growth, foreign exchange, and strong organic gross revenue growth. In that sector, our strategic market position in the United States led to key project wins. For example, we were recently awarded the design services for the rehabilitation of two historic stone-arch bridges, each more than 150 years old. The structures are part of the Twin Cities Rail project, which will transform an abandoned rail corridor into a recreational trail connecting the cities of Leominster and Fitchburg, Massachusetts.

i

Our results this quarter are especially notable considering the revenue retraction we experienced in our Energy & Resources and Environmental Services business operating units. These areas of our business continued to be affected by low commodity prices. However, throughout the oil and gas decline, we have managed our cost margins and maintained strong client relationships. When the market recovers, Stantec will be well positioned to secure work.

With our solid strategic plan, our diverse business model, and our growing geographic reach, Stantec is in a good position to capitalize on opportunities—both in the short and long term. And as markets continue to improve, I believe shareholders can look forward to the consistent performance they have come to expect from Stantec.

As always, our success would not be possible without the hard work of our employees, the support of our clients, and the confidence of our shareholders. Thank you for your continued support.

Bob Gomes

President & CEO

May 11, 2016

ii

Management’s Discussion and Analysis

May 11, 2016

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter ended March 31, 2016, dated May 11, 2016, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter ended March 31, 2016; the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2015 Annual Report; and the Report to Shareholders contained in our 2016 First Quarter Report. Our unaudited interim consolidated financial statements and related notes for the quarter ended March 31, 2016, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to use the same accounting policies and methods as we used in 2015.

All amounts shown in this report are in Canadian dollars unless otherwise indicated. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated here by reference, unless otherwise specified, and should not be deemed to be made part of this Management’s Discussion and Analysis.

Core Business and Strategy

Our Company’s work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through design, construction, and commissioning—begins at the intersection of community, creativity, and client relationships. By integrating our expertise we are able to provide our clients with a vast number of project solutions. We believe this integrated approach enables us to execute our operating philosophy by maintaining a world-class level of expertise, which we supply to our clients through the strength of our local offices.

Our business objective is to be a top 10 global design firm, and our focus is to provide professional services in the infrastructure and facilities market, principally on a fee-for-service basis, while participating in various models of alternative project delivery. To realize our business objective, we plan on achieving a compound average growth rate of 15% through a combination of organic and acquisition growth, while also providing dividend returns for our shareholders. Our core business and strategy and the key performance drivers and capabilities required to meet our business objective have not changed in the first quarter of 2016 from those described on pages M-4 to M-16 of our 2015 Annual Report and are incorporated here by reference. However, subsequent to the quarter end, we acquired all the shares and business of MWH Global, Inc. (MWH) (the Acquisition), a Broomfield, Colorado-based global engineering, consulting, and construction management firm focused on water and natural resources for built infrastructure and the environment. MWH has 187 offices operating in 26 countries with approximately 6,800 employees worldwide. This acquisition, including its impact on our core business and strategy, is further discussed in the Acquisition of MWH section of this report on pages M-37 to M-39.

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-1	Stantec Inc.

Results

OVERALL PERFORMANCE

Highlights for Q1 16

We were able to achieve good results for our shareholders in the first quarter of 2016, particularly in our Buildings and Infrastructure business operating units, which make up 73% of our Company’s gross revenue in the quarter. The results continue to demonstrate the strength of our diversified business model and were achieved despite the depth of the continued decline in the oil and gas industry. Comparing the first quarter of 2015 to the first quarter of 2016, our gross revenue increased 7.0%—from $705.7 to $755.4 million; adjusted EBITDA decreased 8.0%—from $76.3 to $70.2 million; net income decreased 19.5%—from $38.0 to $30.6 million; diluted earnings per share decreased 20.0%—from $0.40 to $0.32; and adjusted diluted earnings per share decreased 13.0%—from $0.46 to $0.40. (Adjusted EBITDA and adjusted diluted earnings per share are non-IFRS measures and are discussed in the Definition of Non-IFRS Measures section of this report.)

Our results were positively impacted by an increase in revenue because of acquisitions completed in 2015 and 2016, and the impact of foreign exchange rates on revenue earned by our US subsidiaries. Our Energy & Resources and Environmental Services business operating units retracted organically. However, we saw strong organic growth in our Buildings and Infrastructure business operating units and, in particular, in our Transportation sector. Despite the decline in the oil and gas industry, we continue to secure projects due to our top-tier presence and client relationships in this industry. We continue to see a market recovery in the United States with organic gross revenue growth of 4.4% in Q1 16 compared to Q1 15.

Our results were negatively impacted by a decrease in gross margin—from 55.2% in Q1 15 to 53.9% in Q1 16—mainly due to the recognition of certain performance metric fees obtained in Q1 15 on a major mining project, as well as increased competition in the energy and resources industry that resulted in downward pressures on fees. Our administrative and marketing expenses increased as a percentage of net revenue—from 42.5% in Q1 15 to 43.2% in Q1 16—mainly due to an increase in acquisition-related transaction costs and lease exit costs as further described in the Administrative and Marketing Expenses section of this report.

The following table summarizes key financial data for the first quarter of 2016 and 2015:

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-2	Stantec Inc.

	Quarter Ended March 31

(In millions of Canadian dollars, except per share amounts and %)	2016	2015	$ Change	% Change

Gross revenue	755.4	705.7	49.7	7.0%
Net revenue	628.6	592.3	36.3	6.1%
EBITDA (note 1)	66.5	76.1	(9.6)	(12.6%)
Adjusted EBITDA (note 2)	70.2	76.3	(6.1)	(8.0%)
Net income	30.6	38.0	(7.4)	(19.5%)

Earnings per share – basic	0.33	0.40	(0.07)	(17.5%)
Earnings per share – diluted	0.32	0.40	(0.08)	(20.0%)
Adjusted earnings per share – basic (note 3)	0.40	0.46	(0.06)	(13.0%)
Adjusted earnings per share – diluted (note 3)	0.40	0.46	(0.06)	(13.0%)
Cash dividends declared per common share	0.1125	0.1050	0.0075	7.1%

Cash flows
Used in operating activities	(12.8)	(88.3)	75.5	n/m
Used in investing activities	(123.1)	(146.0)	22.9	n/m
From financing activities	109.1	89.6	19.5	n/m

n/m = not meaningful

note 1: EBITDA is a non-IFRS measure and is further discussed in the Definition of Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section (the “Definitions Section”) of our 2015 Annual Report. The Definitions Section is incorporated by reference.

note 2: Adjusted EBITDA is a non-IFRS measure and is further discussed in the Definition of Non-IFRS Measures section of this report.

note 3: Adjusted basic and diluted earnings per share are non-IFRS measures and are further discussed in the Definition of Non-IFRS Measures section of this report.

The following highlights our key activities and initiatives undertaken in the quarter ended March 31, 2016:

•	We achieved strong organic revenue growth of 8.6% in our Infrastructure business operating unit in Q1 16 compared to Q1 15, mainly due to strong growth in our Canadian and US Transportation sector. Organic revenue growth in our Buildings business operating unit was 5.1% in Q1 16 compared to Q1 15, with strong growth in our US region and stability in our Canadian region.

•	Our Energy & Resources business operating unit had 39.0% organic revenue retraction and our Environmental Services business operating unit had 12.0% retraction during Q1 16 compared to Q1 15. These retractions are due to the continued decline in the oil and gas sector in both Canada and the United States, but these retractions are at a reduced rate compared to Q4 15.

•	On March 11, 2016, we acquired all the shares and business of Bury Holdings, Inc. (Bury), adding approximately 300 staff to our Company. Bury is based in Austin, Texas, with additional offices in Dallas, Houston, and San Antonio, Texas; Phoenix, Arizona; and Orlando, Florida. Bury adds to our expertise in engineering, landscape architecture, planning, construction administration, surveying, and sustainable solutions. This addition expands our Infrastructure business operating unit in the United States.

•	We declared and paid a cash dividend of $0.1125 per share to shareholders of record on March 31, 2016, an increase of 7.1% from last year. Additionally, on May 11, 2016, we declared a dividend of $0.1125 per share, payable on July 14, 2016, to shareholders of record on June 30, 2016.

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-3	Stantec Inc.

•	On March 29, 2016, we announced that we entered into a definitive merger agreement to acquire MWH and an agreement with CIBC World Markets Inc. and RBC Dominion Securities Inc. on behalf of a syndicate of underwriters with respect to a $525.1 million public offering of subscription receipts on a bought deal basis and additional gross proceeds of up to approximately $78.8 million pursuant to an underwriter over-allotment option. Additionally, we announced that we concurrently obtained underwritten financing from the Canadian Imperial Bank of Commerce for (a) an $800 million senior secured revolving facility, (b) a $450 million senior secured amortizing non-revolving term credit facility, and (c) a $525 million bridge facility. See the Acquisition of MWH section of this report for additional information.

RESULTS COMPARED TO 2016 TARGETS

In the Management’s Discussion and Analysis in our 2015 Annual Report, we established various ranges of expected performance for fiscal year 2016. The following table indicates our progress toward these targets:

Measure	2016 Target Range	Results Achieved
Gross margin as % of net revenue	Between 53.5% and 55.5%	53.9%	✓
Administrative and marketing expenses as % of net revenue	Between 40% and 42%	43.2%	x
EBITDA as % of net revenue (notes 1 and 4)	Between 13% and 15%	10.6%	x
Net income as % of net revenue	At or above 6%	4.9%	x
Return on equity (notes 2 and 4)	At or above 12%	11.9%	x
Net debt to EBITDA (notes 3 and 4)	Below 2.5	1.51	✓

This table and the discussion paragraph below contain forward-looking statements. See the Caution Regarding Forward-Looking Statements section of this report.

note 1: EBITDA as a percentage of net revenue is calculated as EBITDA, divided by net revenue.

note 2: Return on equity is calculated as net income for the last four quarters, divided by the average shareholders’ equity over each of the last four quarters.

note 3: Net debt to EBITDA is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and deposits, and cash in escrow, divided by (2) EBITDA for the last four quarters.

note 4: Return on equity, EBITDA, and net debt to EBITDA are non-IFRS measures (discussed in the Definitions section of our 2015 Annual Report). The definition of net debt to EBITDA has changed from that provided in the Definitions section of our 2015 Annual Report to include bank indebtedness, which was not a line item on the Statement of Financial Position at December 31, 2015.
✓	Met or performed better than target.
x	Did not meet target.

At the end of Q1 16, we met our targets for gross margin as a percentage of net revenue and our net debt to EBITDA. Administrative and marketing expenses, EBITDA, and net income as a percentage of net revenue and return on equity (ROE) were impacted by acquisition-related costs of $3.5 million ($2.5 million after tax) incurred in the quarter. As well, EBITDA, net income, and ROE were impacted by a reduction in gross margin, mainly from increased competition in the energy and resources industry and ongoing pursuits for design-build and public-private partnership (P3) projects, in particular in our Transportation sector. We would have met our ROE target if the impact of the acquisition-related costs incurred in Q1 16 was removed.

As a result of the acquisition of MWH on May 6, 2016, we will be modifying our 2016 targets. Due to the proximity of the acquisition date to the date of this report, we have not yet set revised 2016 targets.

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-4	Stantec Inc.

RESULTS OF OPERATIONS

During the quarter, our Company operated in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients. The acquisition of MWH on May 6, 2016, may impact the definition of our reportable segments. Further information will be provided in our Q2 16 Management’s Discussion and Analysis since the impact on our reportable segment cannot be reasonably determined until we proceed with further integration.

The following table summarizes key operating results as a percentage of net revenue and the percentage increase or decrease in the dollar amount for each key operating result:

	Quarter Ended March 31
	Percentage of Net Revenue		Percentage Increase (Decrease) *
	2016	2015	2016 vs. 2015

Gross revenue	120.2%	119.2%	7.0%
Net revenue	100.0%	100.0%	6.1%
Direct payroll costs	46.1%	44.8%	9.2%
Gross margin	53.9%	55.2%	3.6%
Administrative and marketing expenses	43.2%	42.5%	8.0%
Depreciation of property and equipment	1.6%	1.8%	(6.5%)
Amortization of intangible assets	1.7%	1.7%	5.9%
Net interest expense	0.5%	0.5%	14.8%
Other net finance expense	0.2%	0.1%	37.5%
Share of income from joint ventures and associates	(0.1%)	(0.1%)	(33.3%)
Foreign exchange loss (gain)	0.0%	0.0%	n/m
Other expense (income)	0.0%	(0.1%)	(120.0%)
Income before income taxes	6.8%	8.8%	(18.9%)
Income taxes	1.9%	2.4%	(17.4%)
Net income	4.9%	6.4%	(19.5%)

 n/m = not meaningful

 * Percentage increase (decrease) calculated based on the dollar change from the comparable period.

The following sections outline specific factors that affected the results of our operations in the first quarter of 2016 and should be read in conjunction with our unaudited interim consolidated financial statements for the quarter ended March 31, 2016.

Gross and Net Revenue

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-5	Stantec Inc.

Revenue earned by acquired companies in the first 12 months following acquisition is initially reported as revenue from acquisitions and thereafter reported as organic revenue.

All business operating units generate a portion of gross revenue in the United States. The value of the Canadian dollar averaged US$0.73 in Q1 16 compared to US$0.80 in Q1 15, representing an 8.8% decrease. The weakening Canadian dollar had a positive effect on the revenue reported in Q1 16 compared to Q1 15. Fluctuations in other foreign currencies did not have a material impact on our revenue.

Our contract backlog was $2.1 billion at March 31, 2016, compared to $2.2 billion at December 31, 2015. (Backlog is a non-IFRS measure further discussed in the Definitions section of our 2015 Annual Report.) This decrease is mainly due to the fluctuation in foreign exchange since the Canadian dollar was US$0.77 at March 31, 2016, compared to US$0.72 at December 31, 2015. This decrease was partly offset by an increase in backlog from the Bury acquisition, which was completed in the first quarter of 2016.

The following tables summarize the impact of acquisitions, organic growth, and foreign exchange on our gross and net revenue:

Gross Revenue (In millions of Canadian dollars)	Quarter Ended March 31 2016 vs. 2015

Increase due to
Acquisition growth	49.2
Organic retraction	(35.6)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	36.1

Total net increase in gross revenue	49.7

Net Revenue (In millions of Canadian dollars)	Quarter Ended March 31 2016 vs. 2015

Increase due to
Acquisition growth	42.3
Organic retraction	(34.2)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	28.2

Total net increase in net revenue	36.3

Acquisition growth resulted from the acquisitions listed in the Gross Revenue by Region and the Gross Revenue by Business Operating Unit sections that follow. We experienced increases in organic gross revenue in Q1 16 compared to Q1 15 in our Buildings and Infrastructure business operating units and in our US operations. These increases were offset by a retraction in organic gross revenue in our Energy & Resources and Environmental Services business operating units.

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-6	Stantec Inc.

GROSS REVENUE BY REGION

The following charts and tables summarize gross revenue and gross revenue growth in our three regional operating units—Canada, United States, and International:

 Gross Revenue by Regional Operating Unit

(In millions of Canadian dollars)	Quarter Ended March 31, 2016	Quarter Ended March 31, 2015	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Canada	298.9	336.9	(38.0)	7.5	(45.5)	n/a
United States	433.6	343.2	90.4	41.7	15.0	33.7
International	22.9	25.6	(2.7)	-	(5.1)	2.4
Total	755.4	705.7	49.7	49.2	(35.6)	36.1

  n/a = not applicable

Total gross revenue was positively impacted by the acquisitions completed in 2015 and 2016 and the weakening Canadian dollar in Q1 16 compared to Q1 15, and was partly offset by organic revenue retraction, primarily in Canada.

Following are the acquisitions completed in 2015 and 2016 that impacted specific regions year to date:

Canada

•	Canadian engineering operations of Dessau Inc., 9073-4195 Quebec Inc., and Azimut Services (Central) Inc. (collectively Dessau) (January 2015)

United States

•	Sparling, Inc. (Sparling) (February 2015)
•	VI Engineering, LLC (VI Engineering) (July 2015)
•	VA Consulting, Inc. (VA Consulting) (August 2015)
•	Fay, Spofford & Thorndike, Inc. (FST) (October 2015)
•	The Infrastructure Americas Division of Kellogg Brown & Root Services, Inc. (KBR) (December 2015)
•	Bury Holdings, Inc. (Bury) (March 2016)

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-7	Stantec Inc.

Canada

Gross revenue from our Canadian operations decreased 11.3% in Q1 16 compared to Q1 15, primarily because of the continued organic revenue retraction in our Energy & Resources and Environmental Services business operating units; this was partly offset by growth in our Infrastructure business operating unit. Our Buildings business operating unit remained stable.

In the private sector, our Energy & Resources business operating unit experienced continued retraction in all three sectors: Oil & Gas, Mining, and Power. Continued depressed commodity prices in oil and natural gas generally established new multiyear lows in the quarter, with no evident near-term catalysts for significant recoveries from these levels. In our Oil & Gas business, we saw organic gross revenue retraction at a slower rate than in Q4 15, despite comparing Q1 16 to a relatively strong first quarter in 2015. We continue to win a stream of generally smaller projects as a result of our strong client relationships and industry expertise. Mining has retracted significantly this quarter because of less project activity compared to Q1 15 and the recognition of significant fees in Q1 15 for obtaining certain performance metrics on a major project. This sector continues to be challenged by weak metal and commodity prices. Power retracted organically in Q1 16 compared to Q1 15 due to curtailed capital spending by energy sector clients in western Canada, while organic revenue remained stable in central and eastern Canada. The downturn in the oil and gas sector continued to cause our Environmental Services business operating unit to retract, albeit to a lesser degree as only about half the unit’s revenues are derived from oil and gas clients. The downturn in oil and gas also caused a net retraction in our Community Development sector, a result of developer activities scaling back in Alberta. This offset significant organic revenue growth in central Canada, where economies are benefiting from low interest rates and employment growth.

By contrast, the public sector’s support of investment in infrastructure remains robust and has generally increased—particularly as demonstrated by the recently released federal budget—which is expected to benefit our Infrastructure business operating unit in our Transportation and Water sectors and our Buildings business operating unit. In Q1 16 compared to Q1 15, we experienced strong organic growth in Transportation because of continuing significant public investments made to meet demands for new transportation infrastructure in roadways, bridges, and transit systems. Water remained stable in Q1 16 compared to Q1 15. Buildings remained generally stable in Q1 16 compared to Q1 15, retracting marginally, and continued to benefit from our heightened public sector infrastructure investments and private sector projects, as well as our diversified expertise, mature presence, and broad footprint.

United States

Gross revenue in our US operations increased 26.3% in Q1 16 compared to Q1 15. This increase was mainly due to acquisition growth and foreign exchange as the US dollar strengthened compared to the Canadian dollar. In addition, we had organic growth of 4.4% in Q1 16 compared to Q1 15. When comparing Q1 16 to Q1 15, organic growth primarily occurred in our Buildings business operating unit, in particular in our Texas and Florida operations. Our Environmental Services business operating unit experienced organic revenue retraction in Q1 16 compared to Q1 15. All our sectors in the United States experienced organic growth or were stable, except for Oil & Gas, which retracted, and Water, which retracted slightly due to the timing of the completion and start of new projects.

In the private sector, the housing market continues to grow, specifically in Florida and the western United States. As a result, we continued to experience increased activity in our Community Development sector. We saw a trend toward urbanization resulting in the need to revitalize inner cities. Our Buildings business operating unit was supported by our expanded architectural presence due to recent acquisitions, increased work in the healthcare sector, and increased activity in the biopharmaceutical sector. We continued to capitalize on our expertise in environmental mitigation and to build on our remediation and recovery expertise.

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-8	Stantec Inc.

The public sector was characterized by uncertainty in the political and regulatory environment, notably at the federal level. Partly in response to fiscal constraints, design-build opportunities continued to increase in the United States. Organic revenue increased in our Transportation sector due to our North American strategic market position. This led to an increased number of organic growth opportunities, such as major light rail transit, roadway, and bridge projects. Environmental Protection Agency regulations continued to provide opportunities with our Power clients, and transmission and distribution opportunities remained steady. We continued to build our expertise in flood protection and resiliency. Our Water sector continued to benefit from regulatory requirements, including the consent decrees in the United States that mandate municipalities to upgrade their water and wastewater facilities, as well as the continued efforts of public agencies to improve the efficiency of their operations.

International

Gross revenue from our International operations decreased 10.5% in Q1 16 compared to Q1 15 due to organic revenue retraction in both our Buildings business operating unit and Mining sector; this was partly offset by the strengthening of foreign currencies compared to the Canadian dollar. The decline in Mining resulted from the general decline in the global commodities market. Organic revenue retraction in Buildings was due in part to the timing of completing projects and starting new projects, and the divestiture of our India operations in Q4 15.

GROSS REVENUE BY BUSINESS OPERATING UNIT

The following charts and tables summarize gross revenue and gross revenue growth in our four business operating units—Buildings, Energy & Resources, Environmental Services, and Infrastructure:

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-9	Stantec Inc.

Gross Revenue by Business Operating Unit
	Quarter Ended March 31

(In millions of Canadian dollars, except %)	2016	% of Consulting Services Gross Revenue	2015	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2016 vs. 2015

Buildings	219.6	29.0%	188.8	26.7%	16.3%
Energy & Resources	85.5	11.3%	131.9	18.7%	(35.2%)
Environmental Services	122.0	16.2%	130.4	18.5%	(6.4%)
Infrastructure	328.3	43.5%	254.6	36.1%	28.9%

Total	755.4	100.0%	705.7	100.0%	7.0%
Note: Comparative figures have been reclassified due to a realignment of our organizational structure from three to four business operating units.

As indicated above, gross revenue growth was impacted by acquisitions, organic revenue retraction, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact that these factors had on gross revenue earned by each business operating unit is summarized in the following table:

Gross Revenue by Business Operating Unit
	Quarter Ended March 31, 2016 vs. 2015

(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Buildings	30.8	10.9	9.7	10.2
Energy & Resources	(46.4)	1.9	(51.4)	3.1
Environmental Services	(8.4)	0.7	(15.7)	6.6
Infrastructure	73.7	35.7	21.8	16.2

Total	49.7	49.2	(35.6)	36.1
Note: Comparative figures have been reclassified due to a realignment of our organizational structure from three to four business operating units.

Following are the acquisitions completed in 2015 and 2016 that impacted specific business operating units year to date:

• Buildings Dessau (January 2015) Sparling (February 2015) FST (October 2015)	• Energy & Resources Dessau (January 2015) VI Engineering (July 2015)	• Environmental Services Dessau (January 2015) FST (October 2015)	• Infrastructure Dessau (January 2015) VA Consulting (August 2015) FST (October 2015) KBR (December 2015) Bury (March 2016)

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-10	Stantec Inc.

Buildings

Gross revenue for our Buildings business operating unit increased 16.3% in Q1 16 compared to Q1 15. This increase was due to acquisition growth, organic revenue growth and foreign exchange because the US dollar strengthened compared to the Canadian dollar. Organic revenue growth was 5.1% in Q1 16 compared to Q1 15; this resulted from growth in the United States and that growth was assisted by our continued efforts to diversify our sectors.

The majority of revenue for our Buildings business operating unit is generated from our key sectors: Education, Healthcare, and Commercial. We benefit from the urbanization of cities across North America as inner cities are revitalized to become a place for work, home, and play. Our newly created Civic sector will respond to these needs by providing a range of services, including those for public transit buildings and collaboration skills on infrastructure projects.

In Canada, we maintained strong activity in the healthcare, commercial, and education markets and steady activity in the civic and industrial sectors. For example, during the quarter, we secured a master service agreement as architect of record for all of Cadillac Fairview Corporation’s major retail and office buildings in British Columbia and in other locations in western Canada.

In the United States, gross revenue has significantly increased due to strategic acquisitions completed in 2015. We continued to see increased opportunities in residential and hospitality work in the eastern United States and increased activity in our Education sector, particularly in Texas. To illustrate, we were recently awarded a project to provide the architecture and lab planning services for a new 100,000-square-foot (9,290-square-metre) facility for Texas A&M University Corpus Christi in Corpus Christi, Texas. The building will house instruction and research laboratories and support space to accommodate the Department of Life Sciences and Engineering and its growing graduate programs. Also during the quarter, we were selected to provide owner’s representative and project management services for the Vassar Brothers Medical Center in Poughkeepsie, New York. This 695,000-square-foot (64,568-square-metre) LEED-certified facility will house a new emergency department and supporting services.

Energy & Resources

Gross revenue for our Energy & Resources business operating unit decreased $46.4 million in Q1 16 compared to Q1 15. Revenue was positively impacted by strategic acquisitions completed in 2015 and by foreign exchange. Organic gross revenue in Energy & Resources retracted 39.0% in Q1 16 compared to Q1 15.

The continued decline in the oil and gas sector in both Canada and the United States impacted our engineering services, however, at a reduced rate of retraction compared to Q4 15. We also experienced organic revenue retraction in our Power and Mining sectors. Throughout the significant and rapid decline in the oil and gas industry, we aligned our staffing levels with workload, managed our margins, and maintained our strong client relationships. In 2014, our Oil & Gas engineering services represented approximately 15% of our Company’s overall annual gross revenue, in 2015 it represented approximately 8%, and in Q1 16 it represented 5% of our gross revenue. This change and the change in the environmental services we provide to this industry (described below) reduce the impact of our exposure to further potential declines in this industry.

The retraction in our Oil & Gas sector continued in Q1 16 because of the continued decline and volatility in oil prices and curtailed capital spending in this sector. The Q1 16 retraction when compared to Q1 15 was also due to a relatively strong first quarter in 2015. In our midstream business, new work in 2016 continued to be awarded for smaller projects and has continued to slow down due to the impact of uncertain market conditions. In the upstream sector—a smaller portion of our business—projects continued to be deferred or canceled as clients adapted to lower commodity prices and market supply and demand changes.

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-11	Stantec Inc.

In our Power sector, we continued securing projects as a result of environmental compliance requirements in the transmission and distribution market and in the power replacement market; however, we experienced a slight organic gross revenue retraction in Q1 16 compared to Q1 15. Our Canadian Power operations were impacted by the continued slowdown in capital spending by oil and gas clients, resulting in deferred and canceled proposed gas generation projects. This offset organic growth in the United States, which was driven by the renewable energy and transmission and distribution subsectors. Because of North American opportunities in renewable energy, we were recently awarded the civil and electrical engineering design services for the transmission infrastructure, electrical system studies, and underground alternating-current and direct-current collector systems that will support the Southgate and Windsor solar farms in Ontario. Each ground-mount solar farm will have a generating capacity of 50 megawatts.

Our Mining sector’s organic revenue retraction in Q1 16 compared to Q1 15 was mainly caused by further deterioration of the mining market and partly caused by the recognition of additional fees in Q1 15, which resulted from attaining certain performance metrics on a major project. Our Canadian and International Mining operations retracted, primarily due to clients’ curtailed spending on major projects and the continued challenging macroeconomic industry conditions. As a result of this retraction, we continued to align our staffing levels to match workload. Although there is a shortage of larger capital projects, we maintained our client relationships and were successful in winning midsized projects and studies in North America and various international locations.

Environmental Services

Gross revenue for our Environmental Services business operating unit decreased 6.4% in Q1 16 compared to Q1 15. Revenue was positively impacted by strategic acquisitions completed in 2015 and by foreign exchange. Organic gross revenue in our Environmental Services business operating unit retracted 12.0% in Q1 16 compared to Q1 15.

The retraction in organic gross revenue resulted from low commodity prices and reduced capital spending primarily in the oil and gas midstream sector. This led to project delays and cancellations and put downward pressure on project fees. Western Canada was especially impacted as oil and gas clients account for a proportionally high percentage of its revenues. In the United States, gross revenue decreased in Q1 16 compared to Q1 15 due to the decline in the oil and gas market, although it was partly offset by environmental services growth in the Power and Transportation sectors. In 2014, our Oil & Gas environmental services represented approximately 11% of our Company’s overall gross revenue, in 2015 it represented approximately 7%, and in Q1 16 it represented 6% of our gross revenue. This change reduces the impact of our exposure to further potential declines in this industry.

Competition with smaller operators has increased the need for new methods of pricing and client relationship management in an effort to maintain market share. The retraction slowed in Q1 16 compared to Q4 15 as evidenced by some recent wins, including some new emerging clients and an increased number of smaller project opportunities. For example, we were recently awarded a project for the proposed Aurora liquefied natural gas export terminal off Digby Island, southwest of Prince Rupert, British Columbia. This project involves completing the marine geotechnical investigation to evaluate the soil and rock conditions for the marine offload facility and main ship-loading jetty. Although oil and gas and mining continue to be challenged sectors across North America, we are maintaining backlog and market share because of our strong emphasis on operations and maintenance programs.

Growth opportunities for Environmental Services work in the power sector exist within the renewables market in both Canada and the United States. Opportunities in Canada also exist through federal government’s plans for infrastructure spending (specifically in aboriginal communities), including water, transportation, and wastewater infrastructure projects. US federal funding programs that impact our Environmental Services remain stable.

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-12	Stantec Inc.

Infrastructure

Gross revenue for our Infrastructure business operating unit increased 28.9% in Q1 16 compared to Q1 15. Revenue was positively impacted by strategic acquisitions completed in 2015, foreign exchange, and strong organic growth. Organic gross revenue growth was 8.6% in Q1 16 compared to Q1 15 due to strong organic growth in our Transportation sector, but it was partly offset by retraction in our Community Development and Water sectors.

Our Transportation sector generates approximately 75% of its revenue in the United States. A rebounding US economy and our North American strategic market position led to increased organic growth opportunities such as major light rail transit, roadway, and bridge projects. To illustrate, as part of the development of a new rail trail, we were recently awarded the design services for the rehabilitation of two historic stone-arch bridges. The structures, each more than 150 years old, are part of the Twin Cities Rail Project, which will transform an abandoned rail corridor into a recreational trail connecting the cities of Leominster and Fitchburg in Massachusetts. The recent acquisitions of KBR and FST will further expand our presence in the United States. Our Transportation sector works on projects of various sizes; this provides diversity, which positions us to compete in both large and small markets.

Our Water sector saw slight organic retraction in Q1 16 compared to Q1 15. This reduction is due to the timing of winding down on projects and the start of work on new projects. We benefited from regulatory requirements, including the consent decrees in the United States that mandate municipalities to upgrade their water and wastewater facilities, as well as the continued efforts of public agencies to improve the efficiency of their operations. Canada and the United States continue to work on existing projects, including the Regina wastewater treatment plant in Saskatchewan, projects with the Tennessee Valley Authority in the United States, and the nationwide contract with the U.S. Federal Emergency Management Agency for its flood risk mapping and hazard mitigation programs. We also have recent awards: for example, we secured owner’s advocate services for the City of Winnipeg’s North End Sewage Treatment Plant upgrade project in Winnipeg, Manitoba. The project will be delivered through a design-build project delivery model. Once completed, the upgraded plant will have an increased capacity for peak flow events and will biologically remove, recover, and reuse nutrients from wastewater with minimal chemical use.

Our Community Development sector saw slight organic gross revenue retraction in Q1 16 compared to Q1 15; retraction in Canada was partly offset by growth in the United States. We perform approximately half of our Community Development work in Canada and half in the United States. The slowing economy in Alberta resulted in lower business volume, but western Canada remains stable and the US market continues to improve. Both countries experienced a continued demand for housing, continued interest in urban development, and an increase in mixed-use commercial projects. We continue to work on US projects in urban design, further diversifying our strong greenfield business. Additionally, opportunities for parks and open space work for municipalities and private sector commercial and institutional work continue to improve.

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-13	Stantec Inc.

GROSS MARGIN

For a definition of gross margin, refer to the Definitions section of our 2015 Annual Report, incorporated here by reference. Gross margin as a percentage of net revenue was 53.9% in Q1 16 compared to 55.2% in Q1 15. Our gross margin was within our previously targeted range of 53.5% to 55.5% (set out in our 2015 Annual Report).

The following table summarizes gross margin percentages by regional operating unit:

Gross Margin by Regional Operating Unit

	Quarter Ended March 31
	2016	2015

Canada	54.2%	56.5%
United States	53.9%	54.1%
International	50.7%	51.7%

In general, gross margin fluctuations depend on the particular mix of projects in progress during any quarter and on our project execution. The fluctuations reflect our business model, which is based on diversifying operations across geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle.

In our Canadian operations, the decrease in gross margin in Q1 16 compared to Q1 15 resulted mostly from the recognition of certain performance metric fees obtained in Q1 15 on a major project. As well, increased competition in the energy and resources and buildings sectors resulted in downward pressures on fees. Our International operations had lower margins in Q1 16 compared to Q1 15 mainly due to revenue adjustments for estimated costs to complete certain projects.

The following table summarizes our gross margin percentages by business operating unit:

Gross Margin by Business Operating Unit

	Quarter Ended March 31
	2016	2015

Buildings	56.0%	55.3%
Energy & Resources	44.6%	51.3%
Environmental Services	57.2%	59.4%
Infrastructure	54.1%	55.5%

Note: Comparative figures have been reclassified due to a realignment of our organizational structure from three to four business operating units.

Our Energy & Resources and Environmental Services business operating units had lower gross margins in Q1 16 compared to Q1 15 mainly because of clients’ downward pressure on fees in response to economic challenges in certain markets, in particular in the oil and gas industry. Rate fee pressures also exist in the mining and power industries. Our Infrastructure business operating unit had lower gross margin in Q1 16 compared to Q1 15 due to ongoing pursuits for design-build P3 projects, in particular in our Transportation sector. During the pursuit phase of these types of projects, we perform work for reduced margins, which are subsequently increased if our team is successful in securing the project. Overall, competition has increased in the transportation industry, placing downward pressure on margins.

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-14	Stantec Inc.

ADMINISTRATIVE AND MARKETING EXPENSES

Administrative and marketing expenses as a percentage of net revenue was 43.2% in Q1 16 compared to 42.5% in Q1 15, falling slightly above our previously expected range of 40% to 42% (set out in our 2015 Annual Report).

Administrative and marketing expenses fluctuate from year to year because of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress during the period as well as business development and acquisition integration activities.

Administrative and marketing expenses as a percentage of net revenue was higher in Q1 16 compared to Q1 15, in part as a result of a $1.2 million increase in lease exit costs and additional occupancy costs, which was due to the time lag between acquiring a company and amalgamating offices where we have existing locations. Acquisition-related costs, such as legal, accounting, and financial advisory fees, increased by $3.2 million in Q1 16 compared to Q1 15 mainly resulting from due-diligence services incurred for the MWH acquisition. These increases were partly offset by an increase in utilization in Q1 16 compared to Q1 15 because of operational efficiencies and 2015’s first-quarter utilization being negatively impacted by the integration of Dessau’s operations.

AMORTIZATION OF INTANGIBLE ASSETS

The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, and contract backlog is generally amortized over an estimated useful life of 1 to 2 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 8 quarters following an acquisition. Also included in intangible assets is purchased and internally generated computer software that is amortized over an estimated useful life ranging from 3 to 7 years.

The following table summarizes the amortization of identifiable intangible assets for Q1 16 and Q1 15:

Amortization of Intangibles	Quarter Ended March 31
(In thousands of Canadian dollars)	2016	2015

Client relationships	3,810	4,371
Backlog (Note)	2,179	2,258
Software	4,791	3,163
Other	351	782
Lease disadvantage	(328)	(347)

Total amortization of intangible assets	10,803	10,227
Note: Backlog is a non-IFRS measure that is further discussed in the Definitions section of our 2015 Annual Report.

The amortization of intangible assets increased $0.6 million from Q1 15 to Q1 16, mainly due to an increase in the amortization of software. This resulted from renewing software licenses for our Enterprise Management System and entering into a new Microsoft agreement. This increase was partly offset by a decrease in the amortization of intangible assets because intangible assets from various acquisitions have now been fully amortized. The amortization of intangible assets for the remainder of 2016 will be impacted by the intangible assets acquired from the MWH acquisition.

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-15	Stantec Inc.

NET INTEREST EXPENSE

Net interest expense increased $0.4 million in Q1 16 compared to Q1 15, primarily due to an increase in interest expense on our revolving credit facility and a decrease in interest income earned on our cash and deposits. The balance outstanding on our revolving credit facility was $239.6 million at March 31, 2016, compared to $180.7 million at March 31, 2015. The average interest rate for our revolving credit facility and senior secured notes was approximately 2.67% at March 31, 2016, and approximately 2.61% at March 31, 2015. Our financing arrangements are further described in the Liquidity and Capital Resources section of this report.

Based on our credit balance at March 31, 2016, we estimate that a 0.5% increase in interest rates, with all other variables held constant, would have decreased net income for the first quarter of 2016 by $216,000 and decreased basic earnings per share by less than $0.01. If the interest rate was 0.5% lower, there would have been an equal and opposite impact on net income and basic earnings per share. Our senior secured notes had fixed interest rates; therefore, interest rate fluctuations have no impact on the senior secured notes interest payments. These senior secured notes were redeemed subsequent to quarter-end as described in the Acquisition of MWH section of this report.

FOREIGN EXCHANGE LOSSES AND GAINS

We recorded a $0.1 million foreign exchange loss in Q1 16 compared to a $0.1 million gain in Q1 15. These foreign exchange losses and gains arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars and British pounds in exchange for Canadian dollars. The foreign exchange loss reported during the quarter was caused by the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities.

We recorded a $48.3 million loss on the translation of our foreign operations in other comprehensive income in the first quarter of 2016 compared to a $45.3 million gain in the same period in 2015. These unrealized losses arose when translating our foreign operations into Canadian dollars. The loss during the first quarter of 2016 was due to the strengthening of the Canadian dollar—from US$0.72 at December 31, 2015, to US$0.77 at March 31, 2016.

We estimate that at March 31, 2016, a $0.01 decrease in foreign exchange rates, with all other variables held constant, would have increased net income by $11,000 for the first quarter of 2016 and increased basic earnings per share by less than $0.01. If the exchange rates increased by $0.01, an equal and opposite impact on net income and basic earnings per share would have occurred.

On March 29, 2016, we entered into a US$400.0 million foreign currency forward contract agreement to purchase US$400.0 million for $529.4 million at a fixed rate of 1.3236 to mature in the range of May 2 to May 6, 2016. We entered into this derivative financial instrument to mitigate foreign currency fluctuation risk on a portion of the purchase price of MWH, which was payable in US dollars. Using market rates as at March 31, 2016, the fair value of this contract is an unrealized loss of $10.0 million. Since we designated the foreign currency forward contract as a cash flow hedge against a portion of the purchase price of MWH, the unrealized loss was recorded in other comprehensive income and in the consolidated statements of financial position in other financial liabilities.

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-16	Stantec Inc.

INCOME TAXES

Our effective income tax rate was 28.0% for the first quarter of 2016 compared to 26.1% for the year ended December 31, 2015. The effective income tax rate of 28.0% is based on statutory rates in jurisdictions where we operate and on our estimated earnings in each of these jurisdictions. We review statutory rates and jurisdictional earnings quarterly and adjust our estimated income tax rate accordingly.

Summary of Quarterly Results

The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

  Quarterly Unaudited Financial Information

(In millions of Canadian dollars, except per share amounts)	Mar 31, 2016	Dec 31, 2015	Sept 30, 2015	Jun 30, 2015

Gross revenue	755.4	710.4	750.8	710.3
Net revenue	628.6	567.4	620.1	593.9
Net income	30.6	25.3	49.9	43.2

EPS – basic	0.33	0.27	0.53	0.46
EPS – diluted	0.32	0.27	0.53	0.46
Adjusted EPS – basic	0.40	0.35	0.59	0.45
Adjusted EPS – diluted	0.40	0.34	0.58	0.45

	Mar 31, 2015	Dec 31, 2014	Sept 30, 2014*	Jun 30, 2014*

Gross revenue	705.7	647.5	674.7	633.8
Net revenue	592.3	519.6	544.2	530.2
Net income	38.0	38.1	48.6	44.3

EPS – basic	0.40	0.41	0.52	0.47
EPS – diluted	0.40	0.40	0.51	0.47
Adjusted EPS – basic	0.46	0.44	0.55	0.50
Adjusted EPS – diluted	0.46	0.44	0.54	0.50

Quarterly earnings per share and adjusted earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is a result of the effect of shares issued on the weighted average number of shares. Diluted earnings per share and adjusted diluted earnings per share on a quarterly and an annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options when the exercise price of the option is not in the money.

*Earnings per share are adjusted from previously reported amounts for the two-for-one share split that occurred on November 14, 2014.

Management’s Discussion and Analysis
(unaudited)
March 31, 2016	M-17	Stantec Inc.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on gross revenue:

  Gross Revenue

(In millions of Canadian dollars)	Q1 16 vs. Q1 15	Q4 15 vs. Q4 14	Q3 15 vs. Q3 14	Q2 15 vs. Q2 14

Increase (decrease) in gross revenue due to
Acquisition growth	49.2	57.5	63.8	93.8
Organic growth (retraction)	(35.6)	(52.4)	(53.6)	(53.6)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	36.1	57.8	65.9	36.3

Total net increase in gross revenue	49.7	62.9	76.1	76.5

Q2 15 vs. Q2 14. During Q2 15, net income decreased $1.1 million, or 2.5%, from Q2 14, and adjusted diluted earnings per share for Q2 15 decreased by $0.05, or 10.0%, compared to Q2 14. Net income for Q2 15 was positively impacted by an increase in revenue due to acquisitions completed in 2014 and 2015 and the impact of foreign exchange rates on revenue earned by our US subsidiaries. Organic revenue retracted 8.5% in Q2 15 compared to Q2 14. We had strong organic revenue growth in our Buildings and Infrastructure business operating units compared to Q2 14. This growth was offset by organic revenue retraction in our Energy & Resources business operating unit due to the challenging economic conditions in the oil and gas industry. Our gross margin decreased—from 54.7% in Q2 14 to 54.0% in Q2 15. This decrease was a result of downward pressure on margins in the oil and gas industry and lower margins from the Dessau acquisition. Our administrative and marketing expenses as a percentage of net revenue increased—from 39.9% in Q2 14 to 41.2% in Q2 15—mainly from lower utilization due to an increase in integration activity from recent acquisitions and a retraction in our Oil & Gas business. In addition, our net income was impacted by an increase in the amortization of intangible assets and net interest expense. These increases in expenses were partly offset by an increase in other income due to a gain on sale of land and buildings and investments held for self-insured liabilities.

Q3 15 vs. Q3 14. During Q3 15, net income increased by $1.3 million, or 2.7%, from Q3 14, and adjusted diluted earnings per share for Q3 15 increased by $0.04, or 7.4%, compared to Q3 14. Net income for Q3 15 was positively impacted by an increase in revenue because of acquisitions completed in 2014 and 2015 and the impact of foreign exchange rates on revenue earned by our US subsidiaries. For our business operating units in Q3 15 compared to Q3 14, organic revenue had strong growth in Infrastructure, moderate growth in Buildings, and continued retraction in Energy & Resources. This retraction, which impacted both our Canadian and US operations, resulted mainly from the continued decline in our Oil & Gas sector. Our gross margin decreased slightly—from 54.7% in Q3 14 to 54.5% in Q3 15. Our administrative and marketing expenses as a percentage of net revenue increased slightly—from 39.3% in Q3 14 to 39.4% in Q3 15. Our net income in Q3 15 was impacted by an increase in the amortization of intangible assets, primarily due to additional intangible backlog and client relationships from some of the acquisitions completed in 2015 and 2014.

Q4 15 vs. Q4 14. During Q4 15, net income decreased by $12.8 million, or 33.6%, from Q4 14, and adjusted diluted earnings per share for Q4 15 decreased by $0.10, or 22.7%, compared to Q4 14. Net income for Q4 15 was positively impacted by an increase in revenue because of acquisitions completed in 2014 and 2015 and by foreign exchange due to the weakening of the Canadian dollar, and it was partly offset by organic revenue retraction in our Energy & Resources business operating unit. Our gross margin decreased—from 55.6% in Q4 14 to 54.1% in Q4 15—due to

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-18	Stantec Inc.

the mix of projects, lower margins from our Dessau acquisition, ongoing P3 pursuits, and margin pressures in the energy and resources market. Our administrative and marketing expenses as a percentage of net revenue increased—from 42.5% in Q4 14 to 43.7% in Q4 15—mainly from lower utilization and a $4.7 million increase in our share-based compensation expense. In addition, our net income was impacted by an increase in the amortization of intangible assets from acquisitions and a $4.1 million non-operating loss related to the sale of our India subsidiary. Net income was positively impacted by a decrease in our effective tax rate—from 26.3% at Q3 15 to 26.1% at Q4 15.

Statements of Financial Position

The following table highlights the major changes to assets, liabilities, and equity since December 31, 2015:

(In millions of Canadian dollars except %)	Mar 31, 2016	Dec 31, 2015	$ Change	% Change

Total current assets	900.5	951.4	(50.9)	(5.4%)

Property and equipment	161.7	158.1	3.6	2.3%
Goodwill	986.8	966.5	20.3	2.1%
Intangible assets	158.0	138.1	19.9	14.4%
All other assets	127.3	127.8	(0.5)	(0.4%)

Total assets	2,334.3	2,341.9	(7.6)	(0.3%)

Current portion of long-term debt	142.1	133.1	9.0	6.8%
Provisions	22.0	22.9	(0.9)	(3.9%)
Other liabilities	4.5	4.9	(0.4)	(8.2%)
All other liabilities	396.6	471.2	(74.6)	(15.8%)
Total current liabilities	565.2	632.1	(66.9)	(10.6%)

Long-term debt	356.4	232.3	124.1	53.4%
Provisions	61.4	62.6	(1.2)	(1.9%)
Other liabilities	60.9	67.7	(6.8)	(10.0%)
All other liabilities	21.3	23.9	(2.6)	(10.9%)
Equity	1,269.1	1,323.3	(54.2)	(4.1%)

Total liabilities and equity	2,334.3	2,341.9	(7.6)	(0.3%)

Refer to the Liquidity and Capital Resources section of this report for an explanation of the changes in current assets and current liabilities.

Overall, the carrying amounts of assets and liabilities for our US subsidiaries on our consolidated statements of financial position decreased due to the strengthening Canadian dollar—from US$0.72 at December 31, 2015, to US$0.77 at March 31, 2016. Other factors that impacted our long-term assets and liabilities are indicated below.

Property and equipment, goodwill, and intangible assets increased as a result of the Bury acquisition. Intangible assets increased mostly because of client relationships and backlog from this acquisition, the renewal of software licenses for our Enterprise Management System, and a new Microsoft agreement.

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-19	Stantec Inc.

Total current and long-term debt increased mainly as a result of an increase in our revolving credit facility as well as an increase in our finance lease obligations that was primarily due to a new Microsoft agreement. These increases were partly offset by a reduction in our notes payable from acquisitions. Total current and long-term provisions decreased because of a decrease in our provision for self-insured liabilities due to the timing of the recognition of the liability and its ultimate settlement. Total current and long-term other liabilities decreased due to a payment for restricted share units and a decrease in lease inducements.

Our shareholders’ equity decreased by $54.2 million, mainly due to a $57.7 million decrease in other comprehensive income resulting from a combination of unrealized losses on the translation of our US subsidiaries, unrealized gains on our investments held for self-insured liabilities, and an unrealized loss on the fair value of our foreign currency cash flow hedge. As well, we spent $18.2 million on the repurchase of shares under our Normal Course Issuer Bid and $10.6 million in dividends declared in the quarter. These decreases were partly offset by $30.6 million in net income earned in the first quarter of 2016, share options exercised for cash, and share-based compensation expense.

Liquidity and Capital Resources

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $800 million revolving credit facility, and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model (explained in the Management’s Discussion and Analysis in our 2015 Annual Report) reduces the impact of changing market conditions on operating cash flows. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facility. This was the case for the MWH acquisition as further described in the Acquisition of MWH section of this report.

We continue to limit our exposure to credit risk by placing our cash and deposits in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. We mitigate risk associated with these bonds, equities, and term deposits through the overall quality and mix of our investment portfolio.

WORKING CAPITAL

The following table summarizes working capital information at March 31, 2016, compared to December 31, 2015:

(In millions of Canadian dollars, except ratio)	Mar 31, 2016	Dec 31, 2015	$ Change

Current assets	900.5	951.4	(50.9)
Current liabilities	(565.2)	(632.1)	66.9
Working capital (note)	335.3	319.3	16.0
Current ratio (note)	1.59	1.51	n/a

note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further discussed in the Definitions section of our 2015 Annual Report.

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-20	Stantec Inc.

Current assets decreased primarily because of a $21.9 million decrease in cash and deposits (further explained in the Cash Flows section of this report) and a $42.4 million decrease in trade and other receivables and in unbilled revenue. Investment in trade and other receivables and in unbilled revenue decreased to 89 days at March 31, 2016, from 96 days at December 31, 2015. The December 31, 2015, balances were impacted by system upgrades to our Enterprise Management Systems for implementing multilingual features, which slightly delayed our invoicing and collection process in Q4 15. These decreases were partly offset by a $3.6 million increase in cash in escrow and a $3.8 million increase in taxes recoverable due to the timing of income tax instalments for 2015 and 2016. In addition, other financial assets increased, mainly due to debt and equity issuance costs of $5.3 million related to the MWH acquisition and an increase in holdbacks on long-term contracts.

Current liabilities decreased, primarily due to a $94.7 million decrease in trade and other payables attributable to the timing of payroll and the timing of payments for annual employee bonuses. In addition, billings in excess of costs decreased by $4.1 million. These decreases were partly offset by a $7.0 million increase in bank indebtedness, a $4.9 million increase in the finance lease obligation mainly due to the Microsoft agreement, and a $4.2 million increase in the current portion of notes payable for acquisitions. Current other financial liabilities increased, mainly due to an unrealized loss of $10.0 million on a foreign currency forward contract when it was marked to market as at March 31, 2016.

CASH FLOWS

Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and summarized in the following table:

	Quarter Ended March 31
(In millions of Canadian dollars)	2016	2015	Change

Cash flows used in operating activities	(9.7)	(88.3)	78.6
Cash flows used in investing activities	(126.3)	(146.0)	19.7
Cash flows from financing activities	109.1	89.6	19.5

Cash Flows Used in Operating Activities

Cash flows used in operating activities are impacted by the timing of acquisitions, particularly the timing of payments for acquired trade and other payables, including annual employee bonuses. The decrease in cash flows used in operating activities in Q1 16 compared to Q1 15 resulted from an increase in cash receipts from clients. This increase was partly offset by an increase in cash paid to employees, which, in turn, was caused by an increase in the number of employees and the bonuses paid in the quarter. As well, cash paid to suppliers increased because of our acquisition growth and the timing of various payments.

Cash Flows Used in Investing Activities

Cash flows used in investing activities decreased in Q1 16 compared to Q1 15 due to a decrease in cash used for business acquisitions. Compared to $115.8 million in Q1 15, we used $107.4 million in Q1 16 for the purchase of current-year acquisitions and notes payable for prior-year acquisitions. Investments held for self-insured liabilities decreased by $6.4 million. Also, our cash outflows for other financial assets decreased in 2016 because in 2015 we paid $4.3 million as an adjustment in the purchase price for the Dessau acquisition.

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-21	Stantec Inc.

As primarily a professional services organization; therefore, we are not capital intensive. In the past, we made capital expenditures primarily for items such as leasehold improvements, computer equipment and software, furniture, and other office and field equipment. Property and equipment and software purchases totaled $15.8 million in Q1 16 compared to $14.9 million in Q1 15. We had higher purchases in 2016 due to an increase in leasehold improvements made to various office locations. During the remainder of 2016, we plan to continue investing in enhancements to our information technology infrastructure and enterprise systems; this will optimize and streamline business processes and prepare us for continued growth. During Q1 16, we financed property and equipment and software purchases through cash flows from operations.

In the Management’s Discussion and Analysis in our 2015 Annual Report, we indicated that in 2016 we expected to spend approximately $33 million in total software additions and approximately $60 million in property and equipment, excluding capital assets acquired from acquisitions. As a result of the MWH acquisition on May 6, 2016, we will be modifying these expectations. Due to the proximity of the acquisition date to the date of this report, we have not yet revised our expectations for 2016 for capital expenditures.

Cash Flows from Financing Activities

Cash flows from financing activities increased in Q1 16 compared to Q1 15, mainly due to the net $42.1 million increase in cash inflows from our revolving credit facility. This increase in cash inflows was partly offset by a $2.0 million increase in the payment of finance lease obligations for software, by $18.2 million paid for the repurchase of shares for cancellation under our Normal Course Issuer Bid, and by a $1.2 million increase in the payment of dividends in Q1 16 compared to Q1 15.

CAPITAL MANAGEMENT

We manage our capital structure according to the internal guideline established in our 2015 Annual Report by maintaining a net debt to EBITDA ratio of below 2.5. At March 31, 2016, our net debt to EBITDA ratio was 1.51, calculated on a trailing four-quarter basis. Going forward, there may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level for a period of time. This was the case for the MWH acquisition as further described in the Acquisition of MWH section of this report.

We previously entered into an agreement for a $350 million revolving credit facility expiring August 31, 2018, that allowed us to access an additional $150 million under the same terms and conditions on approval from our lenders. Our credit facility was available for acquisitions, working capital needs, and general corporate purposes. Depending on the form under which it was accessed and on certain financial covenant calculations, rates of interest varied between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points varied, depending on our level of consolidated debt to EBITDA—from 20 to 125 for Canadian prime and US base rate loans and from 120 to 225 for bankers’ acceptances, LIBOR loans, and letters of credit. At March 31, 2016, $102.6 million was available in the revolving credit facility for future activities. Subsequent to March 31, 2016, we renegotiated our revolving credit facility to finance the MWH acquisition as further described in the Acquisition of MWH section of this report.

On May 13, 2011, we issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1.1 million. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between Stantec Inc., as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. These notes were ranked equally with our prior revolving credit facility. Interest on the senior secured notes was payable semiannually in arrears on May 10 and November 10 each year until maturity or the earlier payment, redemption, or purchase in full of the notes. Subsequent

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-22	Stantec Inc.

to March 31, 2016, we redeemed all of our senior secured notes using the proceeds from our new credit facilities as further described in the Acquisition of MWH section of this report.

During the quarter, we were subject to financial and operating covenants related to our credit facility and senior secured notes. Failure to meet the terms of one or more of these covenants would have constituted a default, potentially resulting in accelerated repayment of our debt obligation. In particular, at each quarter-end, we were required to satisfy the following at any time: (1) our consolidated EBITDAR to debt service ratio must not be less than 1.25 to 1.0 for the revolving credit facility and senior secured notes and (2) our consolidated debt to EBITDA ratio must not exceed 2.5 to 1.0 for the revolving credit facility and 2.75 to 1.0 for the senior secured notes, except in the case of a material acquisition when our consolidated debt to EBITDA ratio must not exceed 3.0 to 1.0 for the revolving credit facility and 3.25 to 1.0 for the senior secured notes for a period of two complete quarters following the acquisition. EBITDA and EBITDAR to debt service ratios are defined in the Definitions section of our 2015 Annual Report. We were in compliance with all of these covenants as at and throughout the period ended March 31, 2016.

We have a bid bond facility, expiring on August 31, 2018, in the amount of $15 million that allows us to access an additional $5 million under the same terms and conditions on approval from our lenders. This facility may be used to issue bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies. At March 31, 2016, $10.1 million had been issued under this bid bond facility.

SHAREHOLDERS’ EQUITY

Share options exercised generated $0.5 million in cash during the first quarter of 2016 compared to $1.6 million in cash generated during the same period in 2015. Our shareholders’ equity was reduced by $18.2 million in Q1 16 since we repurchased 572,825 shares through our Normal Course Issuer Bid. No shares were repurchased in Q1 15.

Other

OUTSTANDING SHARE DATA

At March 31, 2016, 93,890,761 common shares and 2,942,573 share options were outstanding. During the period of April 1, 2016, to May 11, 2016, 27,080 share options were exercised and 4,332 share options were forfeited. In addition, pursuant to a distribution of subscription receipts under a short-form prospectus, 19,964,000 common shares were issued to fund the MWH acquisition. At May 11, 2016, 113,881,841 common shares and 2,911,161 share options were outstanding.

CONTRACTUAL OBLIGATIONS

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other obligations at March 31, 2016, on a discounted basis.

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-23	Stantec Inc.

	Payment Due by Period
(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Debt	475.1	128.8	344.8	1.1	0.4
Interest on debt	20.6	10.2	10.3	0.1	-
Operating leases	930.4	149.2	246.2	175.5	359.5
Finance lease obligation	23.6	13.4	8.5	1.7	-
Foreign currency forward contract	529.4	529.4	-	-	-
Purchase and service obligations	37.9	17.2	12.3	8.4	-
Other obligations	29.8	7.0	5.8	0.1	16.9

Total contractual obligations	2,046.8	855.2	627.9	186.9	376.8

For further information regarding the nature and repayment terms of our long-term debt and finance lease obligations, refer to the Cash Flows from Financing Activities and Capital Management sections of this report and notes 9 and 17 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2016. Operating lease commitments include obligations under office space rental agreements. For further information regarding the foreign currency forward contract, refer to the Foreign Exchange Losses and Gains section of this report. Purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Other obligations include amounts payable under our deferred share unit plan and amounts payable for performance share units issued under our long-term incentive program. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

OFF-BALANCE SHEET ARRANGEMENTS

As of March 31, 2016, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $0.7 million that expire at various dates before March 2017. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. We also provide indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing. As part of the normal course of operations, our surety facility allows the issuance of bonds for certain types of project work. At March 31, 2016, $4.6 million in bonds was issued under this surety facility; the bonds expire at various dates before April 2020. At March 31, 2016, $10.1 million was issued under our bid bond facility, which allows us to issue bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies; these expire at various dates before April 2017.

FINANCIAL INSTRUMENTS AND MARKET RISK

At March 31, 2016, the nature and extent of our use of financial instruments, as well as the risks associated with these instruments, did not change materially from those described in the Financial Instruments and Market Risk section of our 2015 Annual Report and are incorporated here by reference, except for entering into a foreign currency forward contract as further described in the Foreign Exchange Losses and Gains section of this report.

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-24	Stantec Inc.

RELATED-PARTY TRANSACTIONS

We have subsidiaries that are 100% owned and structured entities that are consolidated in our financial statements. From time to time, we enter into transactions with associated companies, joint ventures, and joint operations. These transactions involve providing or receiving services and are entered into in the normal course of business. Key management personnel—including the chief executive officer (CEO), chief financial officer (CFO), chief operating officer (COO), chief business officer (CBO), and executive vice presidents—have the authority and responsibility for planning, directing, and controlling the activities of the Company. We pay compensation to key management personnel and directors in the normal course of business.

From time to time, we guarantee the obligation of a subsidiary or structured entity regarding lease agreements. Also from time to time, we guarantee a subsidiary or structured entity’s obligations to a third party pursuant to an acquisition agreement. Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 20 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2016, and notes 13 and 31 of our audited consolidated financial statements, which are included in our 2015 Annual Report and incorporated here by reference.

Outlook

The outlook for fiscal 2016 is based on our expectations described in our 2015 Annual Report, incorporated here by reference. As a result of the acquisition of MWH on May 6, 2016, we will be modifying the outlook targets as further described on M-4 of this report and as originally described on pages M-54 and M-55 of the 2015 Annual Report. The geographic and business operating unit outlooks discussed in the 2015 Annual Report relate to organic revenue growth, and because our outlook for organic growth is not impacted by the Acquisition in the near term, those outlooks are further discussed below.

GEOGRAPHIC OUTLOOK

Our organic revenue outlook for our Canadian regional operating unit has changed during the first quarter of 2016, as shown in the table below:

2015
	Annual Report	Q1 16

Canada	Stable	Retraction
United States	Moderate	Moderate
International	Retraction	Retraction

Certain expectations are summarized below.

Canada

We believe our Canadian operations will have organic revenue retraction in 2016 compared to 2015. During the quarter, we revised our outlook from that described in our 2015 Annual Report due to the continued decline in the oil and gas and mining sectors. However, we expect the strong macro-environment and government support for investments in infrastructure will benefit our Buildings business operating unit and our Water and Transportation sectors. Organic revenue in 2016 is expected to be positively impacted by increased activity in sectors and geographical regions that are linked to non-energy-related sectors.

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-25	Stantec Inc.

United States

We believe that our US operations will achieve moderate organic gross revenue growth in 2016. The US economy gained momentum in 2015, and this is expected to carry on throughout 2016. Even though growth improved in the public sector during 2015, we believe the outlook for the private sector is more favorable than for the public sector in 2016. Although there is a backlog of work within the transportation market and public sector budgets are tight, we anticipate that the passing of the five-year US$305-billion FAST Act in Q4 15 may provide some stability going forward. We believe opportunities may exist from the recently signed Water Resources Reform and Development Act, which provides funding to the US Army Corps of Engineers to develop, maintain, and support US waterway infrastructure. Proposition 1 in California was recently approved for a $7.5 billion water bond, which has been allocated to various purposes such as water supply and flood protection; we believe we are well positioned to secure work associated with this funding.

International

We believe that our International operations will result in an organic gross revenue retraction in 2016. Currently, these operations—mainly within our Buildings business operating unit and Mining sector—make up a small percentage of our business. Economic conditions and business operations in our International regions are mixed. Like in Canada and the United States, we expect to leverage our local position to drive cross-selling opportunities. In our International operations, we expect to do this with clients in the United Kingdom and the Middle East.

BUSINESS OPERATING UNIT OUTLOOK

Our organic revenue outlook for each of our business operating units for fiscal 2016 has not changed during the first quarter of 2016, as summarized in the table below:

2015
	Annual Report	Q1 16

Buildings	Moderate	Moderate
Energy & Resources	Retraction	Retraction
Environmental Services	Stable	Stable
Infrastructure	Moderate	Moderate

Certain expectations are summarized below.

Buildings

We believe our Buildings business operating unit will experience moderate organic growth in 2016 compared to 2015 based on our expectations described in our 2015 Annual Report and incorporated here by reference. We believe that increased opportunities exist due to the US Federal Program and the Canada Infrastructure Plan recently introduced by the federal governments. We created the Civic sector to better position ourselves to respond to these opportunities. Overall, we anticipate that the buildings industry will continue to grow in 2016, and because of our top-tier positioning and global expertise—especially in healthcare, commercial, education, and airports—we believe we are well positioned to capitalize on this growth.

Energy & Resources

We believe that our Energy & Resources business operating unit will further retract but will stabilize in the second half of 2016 based on expectations described in our 2015 Annual Report and incorporated here by reference. We expect our Mining and Oil & Gas sectors to decline and our Power sector to remain stable.

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-26	Stantec Inc.

Environmental Services

In 2016, we expect stable organic gross revenue growth in our Environmental Services business operating unit based on expectations described in our 2015 Annual Report and incorporated here by reference. Environmental Services operates in all sectors but primarily in the oil and gas, power, mining, commercial, and transportation sectors, therefore, is impacted by all of the expectations outlined for our other business operating units. We believe the depressed oil and gas sector and downward pressures on fees will continue to impact our gross revenue. We believe opportunities exist in Canada as a result of the federal government’s plans for infrastructure spending, specifically for aboriginal community water and wastewater infrastructure projects.

Infrastructure

In 2016, we expect moderate organic gross revenue growth in our Infrastructure business operating unit based on expectations described in our 2015 Annual Report and incorporated here by reference. We expect that a gradual continuation of long-term trends—particularly for population growth, urbanization, and the need to rehabilitate aging infrastructure—will further drive the requirement for our water, community development, and transportation services. We believe opportunities exist both in Canada and the United States as a result of the federal governments’ plans for infrastructure spending. The US Environmental Protection Agency’s coal combustion residuals rule may affect the coal burning power industry thereby creating additional opportunities for our Water sector. We expect that our increasing presence in various geographies will assist in generating organic growth.

OVERALL OUTLOOK

We believe that our outlook is to end the year with stable organic revenue growth in 2016 when compared to 2015. We define stable to be organic revenue growth in the range of -2% to 2% and our overall organic revenue growth outlook is at the lower end of that range. We believe that our Buildings and Infrastructure business operating units will achieve moderate organic gross revenue growth and our Environmental Services business operating unit will remain stable. However, our organic gross revenue for our Energy & Resources business operating unit is expected to retract in 2016 compared to 2015 since we anticipate that our Mining and Oil & Gas sectors will decline and our Power sector will remain stable.

We operate in a highly diverse infrastructure and facilities market in North America and internationally that consists of many technical disciplines, market sectors, client types, and industries in both the private and public sectors. This gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may fluctuate from quarter to quarter, depending on variables such as project mix, economic factors, and integration activities related to acquisitions in a quarter.

Our overall outlook is based in part on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis in our 2015 Annual Report. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-27	Stantec Inc.

Critical Accounting Estimates, Developments, and Measures

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. There has been no significant change in our critical accounting estimates in Q1 16 from those described in our 2015 Annual Report under the heading Critical Accounting Estimates, Developments, and Measures and in note 5 of our December 31, 2015, audited consolidated financial statements, incorporated here by reference. Subsequent to March 31, 2016, our critical accounting estimates may be impacted by the acquisition of MWH (refer to the Acquisition of MWH section of this report).

DEFINITION OF NON-IFRS MEASURES

This Management’s Discussion and Analysis includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are working capital, current ratio, return on equity ratio, EBITDA, EBITDAR, debt to EBITDA ratio, net debt to EBITDA ratio, EBITDAR to debt service ratio, and backlog. These non-IFRS measures may not be comparable to similar measures presented by other companies.

For the first quarter ended March 31, 2016, there has been no significant change in our description of non-IFRS measures from that included in our 2015 Annual Report under the heading Critical Accounting Estimates, Developments, and Measures and incorporated here by reference, except for adding Adjusted EBITDA and Adjusted EPS as further described below. For additional information, refer to this discussion in our 2015 Annual Report.

We currently use EBITDA as a measure of pre-tax operating cash flow. Management defines Adjusted EBITDA and Adjusted EPS as follows:

•	Adjusted EBITDA is EBITDA adjusted for acquisition-related costs, out of ordinary course severance, and gains or losses on property and equipment, discontinued operations, and the rebalancing of our investments held for self-insured liabilities. There is no directly comparable IFRS measure for adjusted EBITDA; the most directly comparable measure is net income.

•	Adjusted EPS is earnings per share as prescribed by IFRS adjusted to exclude the amortization of acquisition-related intangibles, acquisition-related costs, out of ordinary course severance, and gains or losses on property and equipment, discontinued operations, and the rebalancing of our investments held for self-insured liabilities. There is no directly comparable IFRS measure for adjusted EPS; the most directly comparable measure is EPS.

We believe these non-IFRS measures are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance) and to provide supplemental measures of operating performance, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS financial measures.

Below are a reconciliation of net income to EBITDA and adjusted EBITDA and a reconciliation of EPS to Adjusted EPS.

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-28	Stantec Inc.

Reconciliation of Net Income to Adjusted EBITDA	Quarter Ended
	March 31
(In thousands of Canadian dollars)	2016	2015

Net income for the period	30,621	37,957
Add back:
Income taxes	11,908	14,398
Net interest expense	3,088	2,666
Depreciation of property and equipment	10,057	10,842
Amortization of intangible assets	10,803	10,227
EBITDA	66,477	76,090

Acquistion-related costs	3,454	253
Loss on property and equipment	289	–

Adjusted EBITDA	70,220	76,343

Reconciliation of EPS to Adjusted EPS	Quarter Ended
	March 31
(In thousands of Canadian dollars)	2016	2015

Net income for the period	30,621	37,957
Add back:
Amortization of intangible assets related to acquisitions (note1)	4,329	5,121
Acquistion-related costs (note 2)	2,487	183
Loss on property and equipment (note 3)	208	–
Adjusted net income	37,645	43,261
Weighted average number of shares outstanding - basic	93,957,468	93,864,528
Weighted average number of shares outstanding - diluted	94,358,094	94,503,760
Adjusted earnings per share

Adjusted earnings per share - basic	0.40	0.46
Adjusted earnings per share - diluted	0.40	0.46

note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. This amount is net of tax of $1,683 (2015- $1,943)

note 2: Net of tax $967 (2015 - $70)

note 3: Net of tax $81

RECENT ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2016, we adopted the following amendments, further described in note 6 of our December 31, 2015, annual consolidated financial statements and note 4 of our March 31, 2016, unaudited interim consolidated financial statements:

•	Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)

•	Annual Improvements (2012–2014 Cycle)

•	Disclosure Initiative (Amendments to IAS 1)

Adopting these amendments did not have an impact on our financial position or performance.

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-29	Stantec Inc.

FUTURE ADOPTIONS

Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 4 of our March 31, 2016, unaudited interim consolidated financial statements and are incorporated here by reference.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures. Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting during the last fiscal quarter covered by this quarterly report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

With the recent closure of the MWH acquisition (the Acquisition), we have reevaluated our risk factors that were described in our 2015 Annual Report. The following lists our restated risks for the combined Company.

Demand for Stantec’s services is vulnerable to economic downturns and reductions in government and private industry spending. If the economy weakens, Stantec’s revenue and financial condition may be adversely affected. For several years, the global capital and credit markets and the global economy have experienced significant uncertainty, characterized by the bankruptcy, failure, collapse, or sale of various financial institutions, the European sovereign debt crisis, and a considerable level of intervention from governments around the world. Economic conditions in Canada and a number of other countries and regions have been weak and may remain difficult for the foreseeable future.

Demand for Stantec’s services is and will continue to be vulnerable to economic downturns and reductions in government and private industry spending, and is affected by the general level of economic activity in the markets in which Stantec will operate, both in North America and internationally. If the global economy weakens, then our revenue, profits, and overall financial condition may deteriorate. In addition, interest rate fluctuations, inflation, financial market volatility, or credit market disruptions may limit our access to capital and may also negatively affect the ability of our clients to obtain credit to finance their businesses on acceptable terms. If the operating and financial performance of our clients deteriorates or if they are unable to make scheduled payments or obtain credit, they may not be able to pay Stantec. Any inability of our clients to pay Stantec for our services may adversely affect our backlog, earnings, and cash flows.

If we are unable to adjust our workforce or service mix in a timely manner because of a downturn in a particular region, industry, or sector, the downturn could have a material adverse effect on our overall business, including the results of operations and liquidity. We cannot be certain that economic or political conditions will generally be favorable or that there will not be significant fluctuations that adversely affect the industry as a whole or the key markets we serve. These types of adverse economic conditions may decrease our clients’ willingness to make capital expenditures or cause them to otherwise reduce their spending on services, which could result in diminished revenue and margins for Stantec’s business. In addition, adverse economic conditions could alter the overall mix of services

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-30	Stantec Inc.

that clients seek to purchase, and increased competition during a period of economic decline could force us to accept contract terms that are less favorable to Stantec than we would otherwise be able to negotiate under different circumstances. Changes in our mix of services or a less favorable contracting environment may cause our revenue and margins to decline.

Stantec’s global operations increase the complexity in managing and running the business. Due to Stantec’s global platform, it will be increasingly subject to a variety of risks, including (a) greater risk of uncollectible accounts and longer collection cycles, (b) cultural, logistical, and communications challenges, (c) changes in labor conditions, (d) general social, economic, and political conditions in foreign markets, (e) international hostilities and terrorism, (f) risks related to complying with a wide variety of local, national, and international laws, together with potential adverse changes in laws and regulatory practices, (g) the difficulties and costs of staffing and managing global operations, (h) fluctuations in exchange rates, (i) multiple and possibly overlapping tax structures, (j) exchange controls and other funding restrictions, (k) political and economic instability, (l) changes in government trade policies affecting the markets for Stantec’s services, (m) embargoes, and (n) compliance with licensing requirements. In addition, Stantec will face competition in other countries from companies that may have more experience in such countries or with global operations generally.

If Stantec is not able to successfully manage its growth strategy, then its business and results of operations may be adversely affected. As a result of the Acquisition, Stantec has significantly increased in size to approximately 22,000 employees, and we expect to continue to pursue our growth strategy. We must effectively communicate and manage our culture, values, standards, internal controls, and policies throughout our larger organization. Effectively communicating and managing these throughout a large global organization is both challenging and time consuming for management and the employees involved. Stantec may not be able to achieve its strategic objectives if it does not manage the challenges associated with responding to the sensitivities of cultural diversity and the particularities of local markets. Cultural differences in various countries may also present barriers to introducing new ideas and to aligning our vision and strategy throughout the organization. The inability of Stantec’s management to effectively manage its growth or the inability of our employees to achieve anticipated performance could have a material adverse effect on our business and results of operations.

The failure to source additional acquisition targets could impair Stantec’s growth. Stantec has historically supplemented its internal growth through acquisitions, joint arrangements, and investments in associates. We expect that a significant portion of any future growth will continue to come from these transactions. We may not be able to locate suitable acquisitions in North America or globally or find potential acquisitions with terms and conditions that are acceptable to us. As the professional services industry consolidates, suitable acquisition candidates are expected to become more difficult to find and may be available only at prices or under terms that are less favorable than they once were. Integrations can be time consuming and challenging and can result in management focusing on the integration effort. Future acquisitions may result in a decrease in our operating income or operating margins, and we may be unable to recover investments made in any such acquisitions. Acquired firms may expose Stantec to unanticipated problems or legal liabilities. Difficulties encountered while combining operations could adversely affect the Company’s businesses. This might prevent us from achieving the anticipated improvement in professional service offerings, market penetration, profitability, and geographic presence that were the key reasons for acquiring MWH. Employees of the acquired business could depart because of uncertainties and difficulties in completing the acquisition and integration or because they do not want to remain with the combined Company.

Stantec may have difficulty achieving organic growth targets. Stantec may not be able to increase the size of its operations organically. Organic growth is achieved when we meet our clients’ expectations by effectively delivering quality projects and expanding the services provided to both existing and new clients. If we are unable to effectively

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-31	Stantec Inc.

compete for projects, expand services to existing and new clients, and attract qualified staff, the Company will have difficulty increasing market share and achieving growth plans. Organic growth is also affected by factors such as economic conditions that are beyond Stantec’s control. During economic downturns, the ability of both private and government entities to fund expenditures may decline significantly, which could in turn have a material adverse effect on our organic growth.

Failure to maintain effective operational management practices may adversely affect Stantec’s financial condition and results of operations. Our clients depend on us to deliver projects on time, on budget, and at acceptable quality levels. For Stantec to succeed, internal processes must support effective professional practice standards, including having strong project managers and project management tools, an appropriate insurance program, and a simple and effective way to bill and collect from clients. If we fail to manage projects effectively, we may incur additional costs, which may in turn result in projects not being as profitable as expected. In addition, projects that are not completed on schedule further reduce profitability: staff must continue to work on them longer than anticipated, which may prevent staff from pursuing and working on new projects. Projects that are over budget or not on schedule may also lead to client dissatisfaction. Further, because of the nature of Stantec’s contracts, we commit resources to projects before we receive payments in amounts sufficient to cover our expenditures. Delays in billings and customer payments may require Stantec to make a working capital investment. In our experience, clients who withhold payment are more likely to be dissatisfied with services and are more likely to bring claims against Stantec.

Delays in payments by clients may be difficult to collect and may adversely affect Stantec’s financial condition and results of operations. Because of the nature of Stantec’s contracts, we sometimes commit resources to projects before receiving payments from our clients in amounts sufficient to cover expenditures as they are incurred. In certain cases, clients for large projects are project-specific entities and do not have significant assets other than their interests in the project. From time to time, it may be difficult to collect the payments owed by these clients. If a client fails to pay invoices on a timely basis or defaults in making payments on a project in which Stantec has devoted significant resources, there could be a material adverse effect on our results of operations or liquidity.

Stantec’s backlog of uncompleted projects is subject to unexpected adjustments and cancellations and therefore may not accurately reflect future revenue. Stantec cannot guarantee that the revenues projected in its backlog will be realized or, if realized, will result in profit. Projects may remain in backlog for an extended period of time. In addition, project delays, suspensions, terminations, cancellations, reductions in scope or other adjustments do occur from time to time in Stantec’s industry due to considerations beyond the Company’s control and may have a material impact on the value of reported backlog with a corresponding adverse impact on future revenues and profitability. Backlog reduction may adversely affect the revenues that we will actually receive from contracts reflected in backlog. Future project cancellations and scope adjustments could further reduce the dollar amount of backlog and the revenues that we actually receive.

Stantec has several long-term government contracts, some of which are funded only on a year-by-year basis. If appropriations for funding are not made in subsequent years of a multiple-year contract, Stantec may not be able to realize all of its anticipated revenue and profit from that project. In addition, a delay in completing the budget process of a governmental client could delay procurement of Stantec’s services and have an adverse effect on its future revenue. A portion of Stantec’s revenue is derived from contracts with agencies and departments of local, regional, state, federal, and foreign governments as well as foreign regulated utilities. Many government contracts are subject to the government’s budgetary approval process. Legislatures and governmental agencies typically appropriate funds for a given program on a year-by-year basis, even though contract performance may take more than one year. As a result, at the beginning of a program, the related contract is only partially funded and

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-32	Stantec Inc.

additional funding is normally committed only as appropriations are made in each subsequent fiscal year. These appropriations and the timing of payment of appropriated amounts may be influenced by, among other things, the state of the economy, competing priorities for appropriation, changes in administration or control of legislatures, the timing and amount of tax receipts, and the overall level of government expenditures. If appropriations are not made in subsequent years on our government contracts, then we will not realize all of our potential revenue and profit from that contract.

Interruption to systems and network infrastructure and the inability to enhance its cybersecurity may cause delays and loss of critical data and could delay or prevent operations and cause prejudice to Stantec’s clients. Stantec relies heavily on its core and regional networks, complex server infrastructure and operating systems, communications and collaboration technology, design software, and business applications to sustain business operations and remain competitive. If we are unable to scale this core infrastructure and constantly upgrade our applications, systems, and network infrastructure, as well as attract and retain our key information technology (IT) personnel, then our service delivery and revenues could be interrupted or delayed. If we do not have strong leadership in the IT field, we run the risk of failing to adequately plan and respond to the organization’s IT infrastructure needs; this could severely impair our ability to meet our clients’ needs. Similarly, we must adequately plan for and successfully implement each initiative for the IT projects we wish to deploy. Failure to do so could cause system interruptions and loss of critical data, could delay or prevent operations, and could adversely affect our operating results, liquidity, or financial position. In addition, Stantec’s computer and communications systems and operations could be damaged or interrupted by natural disasters, telecommunications failures, acts of war or terrorism, computer viruses, physical or electronic security breaches, or similar events or disruptions. The adverse financial impacts of these events could include remediation costs, costs associated with increased protection, lost revenues, litigation costs, and reputational damage leading to lost clients.

Stantec also faces the threat of unauthorized system access, computer hackers, malicious code, and organized cyberattacks. Although we devote significant resources to the security of Stantec’s computer systems, we may still be vulnerable to threats. Anyone who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in system operations. As a result, we may be required to expend significant resources to protect against the threat of system disruptions and security breaches, or to alleviate problems caused by disruptions and breaches. If we are unable to enhance our Company’s cybersecurity to prevent or contain network and data breaches or other unauthorized access to corporate systems, we run the risk that service delivery and revenue generation capabilities could be interrupted, delayed, or destroyed. As well, adversaries may seek information about critical infrastructure projects that Stantec is engaged in; consequently, we have a critical requirement to protect sensitive project information, including as-built and future design documents. Any of these or other events could cause system interruptions, delays, and loss of critical data; could delay or prevent operations; and could cause prejudice to Stantec’s clients.

If Stantec fails to attract, retain, and mobilize skilled employees, it would adversely affect Stantec’s ability to execute its strategy. Stantec derives revenue almost exclusively from services performed by its employees. Therefore, one crucial driver of our success is our ability to attract, retain, and develop highly qualified people. There is significant competition—from major consulting, boutique consulting, engineering, public agency, research, and other professional services firms—for talented people with the skills necessary to provide the types of services that we require to execute our strategy. Our inability to attract and retain highly qualified staff could impede our ability to secure and complete engagements and maintain or expand our client relationships. If Stantec’s high-performing, high-potential employees are not engaged or, worse, are disengaged, unable, or unwilling to continue employment with our Company—and we do not have a well-developed succession plan in place before their departure—our business, operations, and prospects may be adversely affected.

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Stantec bears the risk of cost overruns on fixed-price contracts. Stantec may experience reduced profits or, in some cases, losses under these contracts if costs increase above Stantec’s estimates. As Stantec grows, we have the opportunity to work on larger and more complex projects. While our business has historically followed a fee-for-service model, some clients in select markets and business operating units are demanding alternative project delivery methods (such as bundled services of engineering, procurement, and construction; design-builds; and public-private partnerships). Failure to respond to these market demands may result in clients awarding projects to Stantec’s competitors, resulting in lost revenue. For work that we choose to engage in with clients who have more strenuous conditions attached to their projects, poor project management may result in a higher probability of cost overruns and liabilities.

As a corollary to the above, with the addition of the Construction Management Services business of MWH, Stantec increased its participation in fixed-price contracts and/or contracts with a guaranteed maximum price. There is risk inherent in such contracts because Stantec agrees to the fixed selling price of the project at the time it enters into the contract or at a time before performing the services, and the price may not adequately compensate us for the actual cost to perform the agreed-upon services. The selling price is based on estimates of the ultimate cost of the contract, and Stantec assumes substantially all risks associated with completing the project, as well as any post-completion warranty obligations. In connection with projects covered by fixed-price contracts, Stantec bears the risk of cost overruns, operating cost inflation, labor availability and productivity, and supplier and subcontractor pricing and performance. When making proposals for engagements on these fixed-price contracts, Stantec relies heavily on its estimates of costs and timing for completing the associated projects, as well as assumptions regarding technical issues. Stantec also assumes the risks related to the revenue, cost, and gross profit realized on these contracts, which can vary, sometimes substantially, from the original projections due to changes in a variety of other factors, including, but not limited to,

•	Engineering design changes
•	Accuracy in the estimates’ scope and number of unit items included in the price
•	Unanticipated technical problems
•	Changes in the costs of components, materials, or labor
•	Difficulties in obtaining required governmental permits or approvals
•	Changes in local laws and regulations
•	Changes in local labor conditions
•	Project modifications creating unanticipated costs
•	Delays caused by local weather conditions
•	Stantec’s project owners’, suppliers’, or subcontractors’ failure to perform

These risks may be exacerbated by the length of time between signing a contract and completing the project because many fixed-price projects are long-term. The term of some of Stantec’s contracts can be as long as five years. Long-term, fixed-price projects often subject Stantec to penalties if portions of the project are not completed within agreed-upon time limits. Therefore, significant losses can result from performing large, long-term projects on a fixed-price basis. Our failure to accurately estimate costs or the resources and technology needed to perform our contracts or to effectively manage and control our costs during the performance of our work could result in, and in some instances has resulted in, reduced profits or in losses. More generally, any increased or unexpected costs or unanticipated delays in connection with the performance of these contracts, including costs and delays caused by contractual disputes or other factors outside of the Company’s control, could make these contracts less profitable or unprofitable.

The outcome of claims and litigation and the threat of a major loss, even if Stantec is ultimately found not liable for it, could adversely impact its business. The threat of a major loss, such as the filing of a design defect lawsuit against Stantec for damages in excess of Stantec’s professional liability insurance limits, could adversely impact our

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-34	Stantec Inc.

business even if after several years of protracted legal proceedings, Stantec is ultimately not found liable for the loss or claim. Further, the risk associated with the threat of a major loss is increased in the context of a construction-related major loss. The threat could be deemed by Stantec’s bankers to be a material adverse event under Stantec’s credit facility, and they could immediately cut off the liquidity we need to fund our day-to-day operations. The threat could also adversely affect Stantec’s business because of its effect on Stantec’s reputation, and our inability to win or renew contracts pending a determination of liability could harm our operations and reduce our profits and revenues.

Project sites are inherently dangerous workplaces. Failure to maintain safe work sites could have an adverse impact on Stantec’s business, financial condition, and results of operations. Stantec’s Health, Safety & Environment program is aimed at reducing risks to people, the environment, and our business. These risks could result in personal injury, loss of life, or environmental or other damage to Stantec’s property or the property of others. Construction and maintenance sites are inherently dangerous workplaces and place Stantec’s employees in close proximity to mechanized equipment, moving vehicles, chemical and manufacturing processes, highly regulated materials, and other work site dangers. Because Stantec is a multinational company, our employees travel to and work in high-security-risk countries around the world that are undergoing political, social, and economic problems resulting in war, civil unrest, criminal activity, acts of terrorism, or public health crises. We may incur material costs to maintain the safety of our personnel and consultants. If we have inadequate health and safety policies and practices, we could be exposed to civil or statutory liability arising from injuries or deaths. If we cannot insure or elect not to insure because of high premium costs or other reasons, Stantec could become liable for damages arising from these events. If we require additional time to complete projects or we lose employee time because of injury on projects that have sustained environmental, health, and safety incidents, we risk incurring additional costs. Further, we risk losing existing projects if our Health, Safety & Environment program and metrics fail to meet our clients’ expectations.

Stantec operates in many different jurisdictions and it could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anticorruption laws. The United States Foreign Corrupt Practices Act (FCPA) and similar worldwide anticorruption laws, including the U.K. Bribery Act and the Corruption of Foreign Public Officials Act of 2010 (Canada) (CFPOA), generally prohibit companies and their intermediaries from making improper payments to non-US officials for the purpose of obtaining or retaining business. Stantec’s internal policies mandate compliance with these anticorruption laws, including the requirements to maintain accurate information and internal controls which may fall within the purview of the FCPA, its books and records provisions, or its anti-bribery provisions. Stantec operates in many parts of the world that have experienced governmental corruption to some degree, and, in certain circumstances, strict compliance with anticorruption laws may conflict with local customs and practices. Despite Stantec’s training and compliance programs, it cannot assure that its internal control policies and procedures always will protect it from reckless or criminal acts committed by its employees or agents. Stantec’s continued expansion outside the United States and Canada, including in developing countries, could increase the risk of such violations in the future. Also, from time to time, government investigations of corruption in construction-related industries affect Stantec and its peers. Violations of these laws or allegations of such violations could disrupt Stantec’s business and result in a material adverse effect on our results of operations or financial condition.

Misconduct by Stantec’s employees, partners, or consultants or Stantec’s failure to comply with laws or regulations applicable to its business could damage Stantec’s reputation. Stantec’s stakeholders—such as investors, employees, and clients—respond quickly to negative news about Stantec, especially when we have failed to meet our commitments. Misconduct, fraud, or other improper activities caused by Stantec’s employees, partners, or consultants, including failure to comply with laws or regulations, could have a significant negative impact on our business and reputation. Such improper conduct could include the failure to comply with procurement regulations; regulations regarding the protection of classified information; legislation regarding the pricing of labor and other

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costs in government contracts; regulations on lobbying or similar activities; import-export controls; the FCPA, the CFPOA, and similar anti-bribery laws; antiboycott laws; and other applicable laws or regulations. Stantec’s failure to comply with applicable laws or regulations or misconduct by any of its employees or consultants could subject it to fines and penalties, require disclosure of such violations or conduct in proposals to government clients, disqualify it from or lessen its chances for government contract awards, or result in cancellation of contracts or suspension or debarment from contracting with government agencies, any of which may adversely affect its business.

Force majeure events could negatively impact Stantec’s ability to complete client work. Stantec’s offices, computer and communications systems, and operations could be damaged or interrupted by natural disasters, telecommunications failures, acts of war or terrorism, or other similar events. If we fail to maintain clear crisis communications plans, effective emergency response plans, and effective pandemic response plans, it puts our employees and clients at risk. Failure to quickly respond to crises could adversely affect our ability to start or complete work for clients, which in turn could lead to client dissatisfaction and claims.

Inadequate internal or disclosure controls over financial reporting may result in material misstatements in Stantec’s financial statements and public disclosure.

Inadequate internal or disclosure controls over financial reporting could result in material misstatements in Stantec’s financial statements and related public disclosures. This could lead to a loss of market confidence and a decrease in market value. Inadequate controls could also result in other risks: fraud, system downtime, delayed processing, inappropriate decisions based on non-current internal financial information, or the inability to continue business operations.

The nature of Stantec’s engineering and construction services exposes it to various rules and regulations and potential liability, claims, fines, or sanctions that may reduce its profitability. Stantec is subject to a variety of regulations and standards. Stantec’s business model includes a range of business operating units and jurisdictions, each with its own set of rules and regulations. Compliance with additional regulations and standards could materially increase Stantec’s costs, and noncompliance with laws and regulations could have a significant impact on results. Stantec engages in engineering and construction activities for large, complex, and sometimes iconic facilities where design, construction, or systems failures can result in substantial injury or damage to clients or to third parties or can significantly harm Stantec’s reputation. For example, a design or construction failure in a dam could result in the substantial loss of life, significant economic costs, and property and environmental damage for which Stantec may be subject to claims and lawsuits.

Water and wastewater operations are subject to extensive laws and regulations that govern the protection of the environment, health and safety, the quality of the water, water allocation rights, and the manner in which Stantec collects, treats, and discharges wastewater. Given the nature of Stantec’s business, which, in part, involves providing services to clients to allow them to supply water for human consumption, Stantec could be held liable for environmental damage as well as damages arising from toxic tort or other lawsuits or criminal enforcement actions or other consequences arising out of human exposure to hazardous substances in water supplied by our clients. Stantec could also be exposed to liability if our clients experience system failures as a result of a deficiency in its water treatment or wastewater collection services.

Stantec’s business requires it to make judgments and recommendations about environmental, structural, geotechnical, and other conditions at project sites. If Stantec’s performance, judgments, or recommendations are later found to be incomplete or incorrect, then it may be liable for the resulting damages. Stantec is, has been, and in the future may be named as a defendant in or threatened with legal proceedings where parties may make a claim for damages or

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other remedies with respect to our projects or other matters. In addition, Stantec’s operations are subject to the usual hazards inherent in providing engineering and construction services, such as the risk of work accidents, fires, and explosions. These hazards can cause personal injury and loss of life, business interruptions, property damage, pollution, and other environmental damages. Stantec may be subject to claims as a result of these hazards.

Changes to tax laws and regulations may adversely affect Stantec’s effective tax rate, thereby adversely affecting its financial condition and results of operations. Stantec is subject to income taxes in various foreign jurisdictions. The tax legislation, regulations, and interpretations that apply to Stantec’s operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which it operates. Significant judgment is required to determine the required provision for income taxes, and management uses accounting and fiscal principles to determine income tax positions that it believes are likely to be sustained by applicable tax authorities. However, there is no assurance that Stantec’s tax benefits or tax liability will not materially differ from Stantec’s estimates or expectations. In the ordinary course of business, the ultimate tax determination is uncertain for many transactions and calculations. Any of the above factors could have a material adverse effect on Stantec’s net income or cash flows by affecting our operations and profitability, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses as Stantec grows. An increase or decrease in Stantec’s effective tax rate could have a material adverse impact on our financial condition and results of operations.

As a result of the Acquisition, Stantec has defined benefit plans that currently have a significant deficit which could grow in the future and cause it to incur additional costs. Following the Acquisition, Stantec has foreign-defined benefit pension plans for certain employees. As of fiscal year 2015, the defined benefit pension plans had an aggregate deficit (the excess of projected benefit obligations over the fair value of plan assets) of approximately US$25.4 million. In the future, the Company’s pension deficits may increase or decrease depending on changes in the levels of interest rates, pension plan performance, and other factors. If the Company is forced or elects to make up all or a portion of the deficit for unfunded benefit plans over a short period of time, its cash flow could be materially and adversely affected.

Acquisition of MWH

On May 6, 2016, Stantec acquired MWH Global, Inc. (MWH), a Broomfield, Colorado-based global engineering, consulting, and construction management firm providing services in program management and management consulting, construction management services, and engineering and technical services, particularly in the water, renewable energy, and sustainability sectors (the Acquisition). This acquisition will expand our presence in water resources infrastructure while earning us a greater presence in key targeted geographies, including the United States, the United Kingdom, Australia, New Zealand, South and Central America, Europe, and the Middle East.

OUTLOOK FOR THE COMBINED COMPANY

The Acquisition is aligned with our growth strategy of building a top-tier presence in the markets we choose to serve. Historically, our acquisition strategy has been focused on acquisitions in North America to develop a mature presence across our business portfolio. We have concurrently positioned Stantec to be able to execute the right opportunity at the right time to expand our geographic footprint and service capabilities to further diversify our industry platform. Specifically, the Acquisition is expected to do the following:

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-37	Stantec Inc.

●	Create a Global Leader in Water and Infrastructure Markets

The combined Company is anticipated to build on our position as a top-tier design firm within the global water market. The strong brand, reputation, and enhanced service offerings of the combined Company are expected to strongly position us to compete throughout the full project life cycle on the most technically sophisticated water-related projects in the world.

●	Expand Our Geographic Footprint

MWH has a strong position and experience in global markets through its platform in the United Kingdom, Australia, New Zealand, South and Central America, Europe, and the Middle East. This should provide us with immediate geographic breadth, creating a platform for expansion and diversification. Management expects that the combination of complementary capabilities, market presence, and cultures of both MWH and Stantec will create the opportunity to service more clients with a broader range of services worldwide. Based on historical information, approximately 78% of the combined Company’s gross revenues are expected to be earned in North America and approximately 22% are expected to be earned from other regions.

●	Enhance Cross-Selling Capabilities to Different End Markets

The Engineering and Technical services offered by MWH to the energy and industry sector are expected to add global capabilities in water-related design services to our key hydro-power, oil and gas, mining, and industrial clients. The global client portfolio of MWH is expected to generate opportunities for our Energy & Resources business operating unit to cross-sell its engineering services and provide clients with a broader enhanced service offering through the complete project life cycle. In addition, opportunities exist to further cross-sell services out of our Buildings and Environmental Services business operating units to the client base of MWH. The Construction Management services and Program Management and Management Consulting businesses of MWH are expected to broaden the scope of services to clients across our business operating units.

●	Create Additional Growth Opportunities

Management believes that the engineering and construction sector will continue to consolidate and that both scale and global capabilities will be important competitive differentiators, particularly on large and complex projects. MWH brings a history and experience of operating in global markets. Augmented by our strong statement of financial position, history of operational effectiveness, and experience in successfully completing and integrating acquisitions, the combined Company is expected to be well positioned to grow both organically and by acquisition in the future. MWH’s platform in the UK and Asia Pacific regions gives us the opportunity to expand our current North American acquisition strategy into new global markets, which will widen the breadth of our acquisition program.

●	Add Water-Related Construction Capabilities

The construction capabilities of MWH have grown in response to its clients’ desires to have engineer-led or bundled service offerings for the water market. MWH has a diverse range of construction capabilities, with the majority of the capabilities being construction management at-risk performed on water-related projects in the United States and the United Kingdom. These services are provided to the key long-term water clients of MWH. Management expects that the combined Company will be able to build on the strength of the construction capabilities of MWH and to further meet the needs of our existing water clients.

The construction business is a separately run business within the current organizational structure of MWH, which is expected to be maintained in the combined Company. This separation of the construction and consulting businesses is key to leveraging the construction capabilities when advantageous to the project, while maintaining the expertise and culture separately from the consulting business. This separation allows

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both streams of expertise to operate effectively and allows synergies to develop that complement but do not distract from the strategy of each stream. Plus, the two streams can be bundled when it is beneficial for the client.

Additionally, the expertise available within the MWH construction business is expected to augment and improve our consulting services business by allowing it to better prepare for and execute on design-build projects with other construction partners in water markets and other sectors in which we participate in design-build projects.

●	Add a Developed Software Business

Innovyze is a global provider of wet infrastructure business analytics software solutions designed to give water and wastewater utilities, government agencies, and engineering organizations worldwide an enduring platform for success. Its connected portfolio of product lines empowers engineers to plan, manage, design, protect, operate, and sustain efficient and resilient infrastructure systems. Innovyze clients include a significant number of the largest cities in the United Kingdom, Australasia, East Asia, North Americas, and Middle East. As with the MWH construction business, this is a separately run business for the consulting business and we support and will maintain that separation.

RESULTS IN NEW OPPORTUNITIES FOR COMBINED COMPANY EMPLOYEES

Stantec’s purpose is “Creating Communities”; MWH’s purpose is “Building a Better World.” Together, the combined Company will share a commitment to advance the quality of life in our communities around the world. The employees of the combined Company are anticipated to have the opportunity to build on that commitment by providing their expertise to more projects in more locations. We expect this will allow the combined Company to better serve its clients by drawing resources from across the globe to address each client’s specific needs.

Liquidity and Capital Resources

We financed the Acquisition through the net proceeds of (a) a public offering of 17,360,000 subscription receipts for $30.25 each, and (b) funds drawn from New Credit Facilities consisting of a secured revolving credit facility in the maximum amount of $800 million and term loans consisting of three tranches, each in the maximum principal amount of $150 million, for a total of $450 million. The new revolving credit facility has a four-year term. The first tranche of the term has a two-year tenor, the second tranche has a three-year tenor, and the third tranche has a four-year tenor.

In March, we filed a short-form prospectus with securities regulators in Canada and the United States to allow for the issuance of $525.1 million in subscription receipts, representing the right of the holder to receive one common share upon closing of the Acquisition. After share issuance costs of $21.8 million, our net proceeds were $503.3 million. The underwriters exercised their option to purchase an overallotment of 2,604,000 subscription receipts for $78.8 million under the same terms as above. After share issuance costs of $2.3 million the net proceeds on the overallotment were $76.5 million. Therefore, the total price to the public, issuance fee, and our net proceeds were $603.9 million, $24.1 million, and $579.8 million respectively.

Concurrent with the closing of the acquisition of MWH, we entered into a new revolving credit facility and term loans (New Credit Facilities) that may be drawn in Canadian dollars as either a prime rate loan or a bankers’ acceptance, US dollars as either a US-base rate or a LIBOR advance, or in the case of the revolving credit facility, in Sterling or Euros as a LIBOR advance and by way of letters of credit. The New Credit Facilities bear interest at the reference rate plus an applicable margin ranging from 0.00% to 2.75%, depending on the nature of the loan drawn and our leverage ratio. We will also have available additional currencies under the revolving credit facility on a case-by-case basis, dependent on availability from the lenders at the time of drawdown. As security for

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the obligations under the New Credit Facilities, we and certain of our subsidiaries (including certain entities acquired pursuant to the Acquisition) granted the lenders a first-ranking security interest over all present and after-acquired assets, property, and undertakings, subject to customary carve-outs.

The proceeds from the New Credit Facilities were used to redeem all of our $70 million of 4.332% senior secured notes due May 10, 2016, and all of our $55 million of 4.757% senior secured notes due May 10, 2018. We also used the proceeds from the New Credit Facilities to repay all of the outstanding indebtedness under our existing $350 million revolving credit facility and the outstanding indebtedness of MWH under its existing revolving credit facility with Bank of America Merrill Lynch.

Additional Information

Due to the proximity of MWH’s acquisition date to the date of this Management’s Discussion and Analysis, any additional impacts to our business may not be reasonably determined until integration proceeds.

Other Subsequent Events

Dividends

On May 11, 2016, we declared a cash dividend of $0.1125 per share payable on July 14, 2016, to shareholders of record on June 30, 2016.

VOA Associates, Inc.

On April 1, 2016, we signed a definitive agreement to acquire all the shares and business of VOA Associates, Inc. (VOA). VOA is a 280-person firm based in Chicago, Illinois, and has additional offices in New York, New York; Orlando, Florida; Washington, DC; and Highland, Indiana. VOA provides expertise in architecture, interior design, landscaping, and planning. This addition will enhance our Buildings business operating unit in the United States. The Company expects the acquisition of VOA to close in the second quarter of 2016.

Caution Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Core Business and Strategy section and of our annual and long-term targets and expectations for our regional and business operating units in the Results, Outlook, and the Acquisition of MWH sections and our expectations regarding our sources of cash in the Liquidity and Capital Resources section, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2016 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

We provide forward-looking information for our business in the following sections and subsections of this report:

•	Core Business and Strategy

•	Results – Gross and Net Revenue

•	Liquidity and Capital Resources

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-40	Stantec Inc.

•	Outlook

•	Acquisition of MWH

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks, including the risks described in the Risk Factors section of this report.

Assumptions

In determining our forward-looking statements, we consider material factors, including assumptions about the performance of the Canadian, US, and various international economies in 2016 and their effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2016 are listed in the Outlook section of our 2015 Annual Report. The following information updates and, therefore, supersedes those assumptions.

•	To establish our level of future cash flows, we assumed that the Canadian dollar would remain relatively stable during 2016. We also assumed that our average interest rate would remain relatively stable in 2016 compared to 2015. The Canadian dollar closed at US$0.77 on March 31, 2016, compared to US$0.72 on December 31, 2015. The average interest rate on our revolving credit facility was 1.71% at March 31, 2016, compared to 1.72% at December 31, 2015. The interest rates on our senior secured notes are fixed. To establish our effective income tax rate, we assumed the tax rate substantially enacted at the time of preparing our targets for 2016 for the countries in which we operate, primarily Canada and the United States. Our effective tax rate was 28.0% as at March 31, 2016, compared to 26.1% for the year ended December 31, 2015 (further explained on page M-17).

•	In our 2015 Annual Report, the Bank of Canada forecasted GDP growth would be 1.6% in 2016 and the overnight target rate would be 0.50%. The GDP forecast for 2016 has since been revised to 1.7%.

•	In our 2015 Annual Report, the US Congressional Budget Office forecasted GDP growth would be 2.7% in 2016. The GDP forecast for 2016 has since been revised to 2.5%.

•	In our 2015 Annual Report, we noted that according to the National Association of Home Builders (NAHB) in the United States, seasonally adjusted annual rates of total housing starts in the United States were expected to increase to 1,257,000 units in 2016. This forecast has since been revised to 1,228,000 units in 2016.

•	In our 2015 Annual Report, we noted that the Energy Information Administration’s (EIA’s) projected oil production in the United States was expected to decline over the first three quarters of 2016 and increase again in the fourth quarter of 2016. The EIA has since revised its forecast to an expected decline through to Q2 17 and to increase again in the third quarter of 2017.

•	In our 2015 Annual Report, we noted that the World Bank forecasted 2016 global real GDP growth of 3.3%, 3.7% for the Middle East and North Africa, and 2.6% for the United Kingdom. These forecasts have

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-41	Stantec Inc.

since been revised to 2.9% growth for global, 5.1% for the Middle East and North Africa, and 2.4% for the United Kingdom.

The assumptions and expectations used to establish these outlooks are discussed in the Outlook section in this Management’s Discussion and Analysis, as well as in the Outlook section of our 2015 Annual Report, incorporated here by reference.

The Acquisition of MWH section of this report contains forward-looking information that considered material assumptions including the following:

•	With respect to management’s intent to leverage the brand equity of MWH and the ability to cross-sell, management has assumed that it will be able to deploy the capabilities of MWH to Stantec’s existing clients and cross-sell Stantec’s services across the global network of MWH consistent with management’s expectations.

•	With respect to synergies, management has assumed the ability to integrate the business of MWH in a timely manner and that the combined Company will be able to achieve synergies consistent with management’s current expectations. Risk factors include the ability of the Company to successfully leverage the Company’s back office functions, optimize its operational footprint and realize expected revenue opportunities consistent with management’s current expectations.

•	With respect to enhanced efficiency of the combined Company and the maintenance of Stantec’s operating profit margins, management has assumed that it will be able to implement its best practices in the combined Company.

•	With respect to the combined Company’s ability to grow in a manner consistent with Stantec’s historical growth, management has assumed that the combined Company can achieve organic and acquisition growth consistent with recent past performance.

With regards to these assumptions relating to the Acquisition of MWH section of this report, the risk factors include those risk factors referred to under the Risk Factors section of this report.

The preceding list of assumptions is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained here represent our expectations as of May 11, 2016, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2016, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis (unaudited) March 31, 2016	M-42	Stantec Inc.

  Consolidated Statements of Financial Position

  (Unaudited)

		March 31	December 31
		2016	2015
(In thousands of Canadian dollars)	Notes	$	$

ASSETS	9
Current
Cash and deposits	6	45,423	67,342
Cash in escrow	6	12,221	8,646
Trade and other receivables	7	501,233	570,577
Unbilled revenue		255,887	228,970
Income taxes recoverable		23,563	19,727
Prepaid expenses		29,275	29,022
Other financial assets	8	32,861	27,108

Total current assets		900,463	951,392
Non-current
Property and equipment		161,688	158,085
Goodwill		986,798	966,480
Intangible assets		158,028	138,079
Investments in joint ventures and associates		4,343	4,467
Deferred tax assets		10,876	11,254
Other financial assets	8	112,084	112,122

Total assets		2,334,280	2,341,879

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness	6	7,048	-
Trade and other payables	14	257,527	352,199
Billings in excess of costs		105,109	109,159
Long-term debt	9	142,145	133,055
Provisions	10	21,971	22,878
Other financial liabilities	11	15,745	2,601
Other liabilities	12	15,630	12,162

Total current liabilities		565,175	632,054
Non-current
Long-term debt	9	356,421	232,301
Provisions	10	61,380	62,572
Deferred tax liabilities		18,792	21,256
Other financial liabilities	11	2,605	2,748
Other liabilities	12	60,855	67,688

Total liabilities		1,065,228	1,018,619

Shareholders’ equity
Share capital	14	288,060	289,118
Contributed surplus	14	16,593	15,788
Retained earnings		856,422	852,725
Accumulated other comprehensive income		107,977	165,629

Total shareholders’ equity		1,269,052	1,323,260

Total liabilities and shareholders’ equity		2,334,280	2,341,879

 See accompanying notes

F-1	Stantec Inc.

  Consolidated Statements of Income

  (Unaudited)

		For the quarter ended March 31

		2016	2015
(In thousands of Canadian dollars, except per share amounts)	Notes	$	$

Gross revenue		755,383	705,723
Less subconsultant and other direct expenses		126,735	113,439

Net revenue		628,648	592,284
Direct payroll costs	18	289,509	265,133

Gross margin		339,139	327,151
Administrative and marketing expenses	5,14,18	271,677	251,458
Depreciation of property and equipment		10,057	10,842
Amortization of intangible assets		10,803	10,227
Net interest expense		3,088	2,666
Other net finance expense		1,128	838
Share of income from joint ventures and associates		(372)	(639)
Foreign exchange loss (gain)		104	(128)
Other expense (income)		125	(468)

Income before income taxes		42,529	52,355

Income taxes
Current		14,041	14,101
Deferred		(2,133)	297

Total income taxes		11,908	14,398

Net income for the period		30,621	37,957

Weighted average number of shares outstanding – basic		93,957,468	93,864,528

Weighted average number of shares outstanding – diluted		94,358,094	94,503,760

Shares outstanding, end of the period		93,890,761	93,932,307

Earnings per share
Basic		0.33	0.40

Diluted		0.32	0.40

 See accompanying notes

F-2	Stantec Inc.

  Consolidated Statements of Comprehensive (Loss) Income

  (Unaudited)

		For the quarter ended March 31

		2016	2015
(In thousands of Canadian dollars)	Note	$	$

Net income for the period		30,621	37,957

Other comprehensive income (All items may be reclassified to net income in subsequent periods)

Exchange differences on translation of foreign operations		(48,255)	45,276
Unrealized loss on foreign currency hedge	13	(9,982)	-
Net unrealized gain on available-for-sale financial assets		595	2,682
Net realized gain on available-for-sale financial assets transferred to income		-	(310)
Income tax effect on available-for-sale financial assets		(10)	(42)

Other comprehensive (loss) income for the period, net of tax		(57,652)	47,606

Total comprehensive (loss) income for the period, net of tax		(27,031)	85,563

 See accompanying notes

F-3	Stantec Inc.

Consolidated Statements of Shareholders’ Equity

(Unaudited)

	Shares Outstanding (note 14)	Share Capital (note 14)	Contributed Surplus (note 14)	Retained Earnings	Accumulated Other Comprehensive Income	Total
(In thousands of Canadian dollars,
except shares outstanding)	#	$	$	$	$	$

Balance, December 31, 2014	93,836,258	276,698	13,490	735,917	60,140	1,086,245

Net income				37,957		37,957
Other comprehensive income					47,606	47,606

Total comprehensive income				37,957	47,606	85,563
Share options exercised for cash	96,049	1,625				1,625
Share-based compensation expense			1,383			1,383
Reclassification of fair value of share options previously expensed		485	(485)			-
Dividends declared				(9,862)		(9,862)

Balance, March 31, 2015	93,932,307	278,808	14,388	764,012	107,746	1,164,954

Balance, December 31, 2015	94,435,898	289,118	15,788	852,725	165,629	1,323,260

Net income				30,621		30,621
Other comprehensive loss					(57,652)	(57,652)

Total comprehensive loss				30,621	(57,652)	(27,031)
Share options exercised for cash	27,688	548				548
Share-based compensation expense			1,048			1,048
Shares repurchased under Normal Course Issuer Bid	(572,825)	(1,754)	(95)	(16,361)		(18,210)
Reclassification of fair value of share options previously expensed		148	(148)			-
Dividends declared (note 14)				(10,563)		(10,563)

Balance, March 31, 2016	93,890,761	288,060	16,593	856,422	107,977	1,269,052

 See accompanying notes

F-4	Stantec Inc.

Consolidated Statements of Cash Flows

(Unaudited)

		For the quarter ended March 31

(In thousands of Canadian dollars)	Notes	2016 $	2015 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		778,437	626,177
Cash paid to suppliers		(285,372)	(239,671)
Cash paid to employees		(481,877)	(455,497)
Interest received		491	679
Interest paid		(1,709)	(1,040)
Finance costs paid		(1,021)	(677)
Income taxes paid		(19,828)	(19,125)
Income taxes recovered		1,225	896

Cash flows used in operating activities	19	(9,654)	(88,258)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	5	(107,398)	(115,844)
Cash held in escrow	6	(6,753)	(6,000)
Dividend distributions from investments in joint ventures and associates		455	1,010
Proceeds (purchase) of investments held for self-insured liabilities		218	(6,133)
Decrease (increase) in other financial assets		1,114	(4,802)
Proceeds from lease inducements		1,764	486
Purchase of intangible assets		(666)	(1,698)
Purchase of property and equipment		(15,133)	(13,214)
Proceeds on disposition of property and equipment		127	154

Cash flows used in investing activities		(126,272)	(146,041)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of bank debt		(20,006)	(4,497)
Proceeds from bank debt		167,885	110,311
Payment of finance lease obligations		(11,197)	(9,170)
Repurchase of shares for cancellation	14	(18,210)	-
Proceeds from issue of share capital		548	1,625
Payment of dividends to shareholders	14	(9,916)	(8,680)

Cash flows from financing activities		109,104	89,589

Foreign exchange (loss) gain on cash held in foreign currency		(2,145)	2,114

Net decrease in cash and cash equivalents		(28,967)	(142,596)
Cash and cash equivalents, beginning of the period		67,342	153,704

Cash and cash equivalents, end of the period	6	38,375	11,108

 See accompanying notes

F-5	Stantec Inc.

Index to the Notes to the Unaudited Interim

Condensed Consolidated Financial Statements

Note		Page

1	Corporate Information	F-7

2	Basis of Preparation	F-7

3	Basis of Consolidation	F-7

4	Recent Accounting Pronouncements and Changes to Accounting Policies	F-7

5	Business Acquisitions	F-8

6	Cash and Cash Equivalents	F-10

7	Trade and Other Receivables	F-11

8	Other Financial Assets	F-11

9	Long-Term Debt	F-12

10	Provisions	F-14

11	Other Financial Liabilities	F-15

12	Other Liabilities	F-16

13	Derivative Financial Instruments	F-16

14	Share Capital	F-16

15	Fair Value Measurements	F-18

16	Financial Instruments	F-20

17	Capital Management	F-21

18	Employee Costs	F-22

19	Cash Flows from Operating Activities	F-23

20	Related-Party Disclosures	F-23

21	Segmented Information	F-24

22	Events after the Reporting Period	F-25

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016	F-6	Stantec Inc.

Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

1. CORPORATE INFORMATION

The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc. (the Company) for the quarter ended March 31, 2016, were authorized for issue in accordance with a resolution of the Company’s Audit and Risk Committee on May 11, 2016. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN.

The Company’s registered office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.

2. BASIS OF PREPARATION

These consolidated financial statements for the quarter ended March 31, 2016, were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting (IAS 34). The consolidated financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s December 31, 2015, annual consolidated financial statements.

The accounting policies adopted when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the Company’s annual consolidated financial statements for the year ended December 31, 2015, except for the adoption of Annual Improvements (2012-2014 Cycle) (described in note 4) and the accounting policy in note 13 regarding a hedge entered into in the first quarter of 2016. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual income.

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates. The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2015, annual consolidated financial statements.

3. BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its structured entities as at March 31, 2016.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that such control ceases. The statements of financial position of the subsidiaries and structured entities are prepared as at March 31, 2016. All intercompany balances are eliminated.

Joint ventures are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenue, and expenses of the joint operation.

4. RECENT ACCOUNTING PRONOUNCEMENTS AND CHANGES TO ACCOUNTING POLICIES

Recently adopted

The following amendments have been adopted by the Company effective January 1, 2016. The adoption of these amendments did not have an impact on the financial position or performance of the Company.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016	F-7	Stantec Inc.

•	In May 2014, the IASB issued Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11). The amendments provide guidance on accounting for acquisitions of interests in joint operations in which the activity constitutes a business, as defined by IFRS 3 Business Combinations (IFRS 3). The acquirer applies all principles on business combinations accounting in IFRS 3 and other IFRSs, except for those principles that conflict with the guidance in IFRS 11 Joint Arrangements. In addition, the acquirer must disclose the information required by IFRS 3 and other IFRSs for business combinations. This amendment is effective January 1, 2016, on a prospective basis.

•	In September 2014, the IASB issued Annual Improvements (2012-2014 Cycle) to make necessary but non-urgent amendments to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations; IFRS 7 Financial Instrument: Disclosures; IAS 19 Employee Benefits; and IAS 34. These amendments are effective January 1, 2016, on a retrospective basis, except for IAS 34, which is effective on a prospective basis.

•	In December 2014, the IASB issued Disclosure Initiative (Amendments to IAS 1). It provides amended guidance about materiality and the order of the notes to the financial statements. These amendments are effective January 1, 2016.

Future adoptions

The standards, amendments, and interpretations issued before 2016 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2015, annual consolidated financial statements. The following additional amendment described in the next paragraph was issued in 2016 and will be effective in future years. The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time.

In April 2016, the IASB issued Clarifications to IFRS 15 Revenue from Contracts with Customers (Amendments to IFRS 15 Revenue from Contracts). The amendments clarify the standard and provide additional transition relief for modified contracts and completed contracts. This amendment is effective on or after January 1, 2018, with earlier application permitted.

5. BUSINESS ACQUISITIONS

Acquisitions are accounted for under the acquisition method of accounting and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company and when the valuation of intangible assets acquired is finalized. The preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these measurement period adjustments are material.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed. This may result in an increase in or a reduction of the notes payable consideration (recorded on the acquisition date) to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

For some acquisitions, additional payments may be made to the employees of an acquired company that are based on the employees’ continued service over an agreed time period. These additional payments are not included in the purchase price. They are expensed as compensation when services are provided by the employees.

Acquisition in 2016

On March 11, 2016, the Company acquired all the shares and business of Bury Holdings, Inc. (Bury) for cash consideration and notes payable. Bury is based in Austin, Texas, with additional offices in Dallas, Houston,

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016	F-8	Stantec Inc.

and San Antonio, Texas; Phoenix, Arizona; and Orlando, Florida. Bury is a multidisciplinary design firm with professionals in civil, mechanical, electrical, plumbing design, and structural engineering; surveying; land planning; and landscape architecture. This addition expands the Company’s Infrastructure business operating unit in the United States.

Consideration for assets acquired and liabilities assumed

Details of the consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

(In thousands of Canadian dollars)	March 31 2016 $

Cash consideration	82,059
Notes payable	16,360

Consideration	98,419

Assets and liabilities acquired
Cash acquired	250
Non-cash working capital	17,388
Property and equipment	2,025
Other financial assets	542
Intangible assets
Client relationships	15,103
Contract backlog	2,514
Lease advantages	775
Lease disadvantages	(144)
Other	356
Provisions	(587)
Other liabilities	(157)
Deferred income taxes	72

Total identifiable net assets at fair value	38,137
Goodwill arising on acquisitions	60,282

Consideration	98,419

Trade receivables assumed from acquired companies are recognized at fair value at the time of acquisition. In the first quarter of 2016, trade receivables acquired had a fair value of $20,883,000 and gross value of $21,534,000.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Of the goodwill and intangible assets resulting from the acquisition completed in 2016, $79,302,000 is deductible for income tax purposes.

As a result of the Bury acquisition, the Company assumed commitments for operating leases of approximately $16,689,000, with remaining lease terms of up to 11 years. Future sublease payments expected to be received under noncancellable sublease agreements are $1,771,000.

The fair value of provisions is determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration and onerous contracts. During the first quarter of 2016, the Company assumed $587,000 (2015 – $4,098,000) in provisions for claims relating to the current-period acquisition. At the reporting date, provisions for claims outstanding were reassessed and determined to be $11,213,000, based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 8).

For the business combination that occurred in the first quarter of 2016, the Company estimates that gross revenue earned in the first quarter since the acquired entity’s acquisition date is $3,221,000. The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable to disclose the acquiree’s earnings in its consolidated financial statements since the acquisition date.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016	F-9	Stantec Inc.

If the business combination that occurred on March 11, 2016, had taken place at the beginning of 2016, gross revenue from continuing operations for the first quarter of 2016 would have been $769,345,000 and the profit from continuing operations would have been $31,063,000.

In 2016, directly attributable acquisition-related costs of $3,454,000 have been expensed and are included in administrative and marketing expenses. These costs consist primarily of legal, accounting, and financial advisory fees and costs directly related to the acquisition of MWH Global, Inc. and Subsidiaries (MWH) (note 22).

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

(In thousands of Canadian dollars)	March 31 2016 $

Cash consideration (net of cash acquired)	81,809
Payments on notes payable from previous acquisitions	25,589

Total net cash paid	107,398

Total notes payable and adjustments to these obligations are as follows:

(In thousands of Canadian dollars)	Notes Payable $

Balance, beginning of the period	122,714
Additions for acquisitions in the period	16,360
Other adjustments	1,774
Payments	(25,589)
Interest	387
Impact of foreign exchange	(6,680)

Total notes payable	108,966

6. CASH AND CASH EQUIVALENTS

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

(In thousands of Canadian dollars)	March 31 2016 $	March 31 2015 $

Cash	44,386	25,988
Unrestricted investments	1,037	1,430

Cash and deposits	45,423	27,418
Bank indebtedness	(7,048)	(16,310)

Cash and cash equivalents	38,375	11,108

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

At March 31, 2016, and pursuant to acquisition agreements, $3,000,000 was in an escrow account for the Dessau acquisition, $2,468,000 (US $1,900,000) for the KBR acquisition, and $6,753,000 (US$5,200,000) for the Bury acquisition. These escrow funds cover potential indemnification claims and will be settled in accordance with an escrow agreement. A corresponding obligation was also recorded on acquisition and is included in notes payable.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016	F-10	Stantec Inc.

7. TRADE AND OTHER RECEIVABLES

(In thousands of Canadian dollars)	March 31 2016 $	December 31 2015 $

Trade receivables, net of allowance	490,846	558,844
Holdbacks, current	7,227	6,908
Other	3,160	4,825

Trade and other receivables	501,233	570,577

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance, which is determined in part based on the age of the outstanding receivables and the Company’s historical collection and loss experience.

The following table provides a reconciliation of changes to the Company’s allowance for doubtful accounts.

(In thousands of Canadian dollars)	March 31 2016 $	December 31 2015 $

Balance, beginning of the period	20,858	18,152
Provision for doubtful accounts	4,882	7,590
Deductions	(2,651)	(7,800)
Impact of foreign exchange	(1,675)	2,916

Balance, end of the period	21,414	20,858

The aging analysis of gross trade receivables is as follows:

(In thousands of Canadian dollars)	Total $	1–30 $	31–60 $	61–90 $	91–120 $	121+ $

March 31, 2016	512,260	282,730	97,793	39,004	31,794	60,939
December 31, 2015	579,702	311,215	133,796	43,703	30,922	60,066

8. OTHER FINANCIAL ASSETS

(In thousands of Canadian dollars)	Note	March 31 2016 $	December 31 2015 $

Investments held for self-insured liabilities		124,393	126,489
Holdbacks on long-term contracts		12,178	8,814
Debt and equity issuance costs	22	5,276	-
Indemnifications		1,251	757
Other		1,847	3,170

		144,945	139,230
Less current portion		32,861	27,108

Long-term portion		112,084	112,122

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016	F-11	Stantec Inc.

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. These investments are classified as available for sale and are stated at fair value with unrealized gains (losses) recorded in other comprehensive income. Their fair value and amortized cost are as follows:

	March 31 2016 $		December 31 2015 $
(In thousands of Canadian dollars)	Fair Value	Amortized Cost/Cost	Fair Value	Amortized Cost/Cost

Bonds	85,835	84,821	88,081	87,522
Equity securities	38,558	35,753	38,408	36,758

Total	124,393	120,574	126,489	124,280

The bonds bear interest at rates ranging from 0.38% to 5.10% per annum (December 31, 2015 – 0.38% to 5.10%).

The terms to maturity of the bond portfolio, stated at fair value, are as follows:

(In thousands of Canadian dollars)	March 31 2016 $	December 31 2015 $

Within one year	26,732	26,321
After one year but not more than five years	58,765	61,760
More than five years	338	-

Total	85,835	88,081

Indemnifications

The Company’s indemnifications relate to certain legal claims (note 10). During 2016, the Company increased provisions and indemnification assets relating to prior acquisitions by $540,000 (March 31, 2015 – decreased by $229,000) due to new information obtained in the period.

9. LONG-TERM DEBT

(In thousands of Canadian dollars)	March 31 2016 $	December 31 2015 $

Notes payable	110,545	124,454
Bank loan	239,621	96,968
Senior secured notes	124,841	124,792
Finance lease obligations	23,559	19,142

	498,566	365,356
Less current portion	142,145	133,055

Long-term portion	356,421	232,301

Subsequent to March 31, 2016, the Company entered into new credit facilities and repaid its bank loan and senior secured notes as further described in note 22.

Notes payable

Notes payable consists primarily of notes payable for acquisitions (note 5). The weighted average rate of interest on the notes payable at March 31, 2016, was 3.56% (December 31, 2015 – 3.63%). The notes may be supported by promissory notes and are due at various times from 2016 to 2019. The aggregate maturity value of the notes at

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016	F-12	Stantec Inc.

March 31, 2016, was $113,064,000 (December 31, 2015 – $126,840,000). At March 31, 2016, $106,365,000 (US$81,901,000) (December 31, 2015 – $117,282,000 (US$84,741,000)) of the notes’ carrying amount was payable in US funds.

Bank loan

The Company has entered into an agreement for a $350 million revolving credit facility expiring August 2018. This facility allows the Company access to an additional $150 million under the same terms and conditions on approval from its lenders. The facility is available for future acquisitions, working capital needs, and general corporate purposes. All Company assets are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, and LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on the Company’s level of consolidated debt to EBITDA (a non-IFRS measure), from 20 to 125 for Canadian prime and US base rate loans, and from 120 to 225 for bankers’ acceptances, LIBOR loans, and letters of credit.

At March 31, 2016, $205,621,000 (US$158,328,000) of the bank loan was payable in US funds and $34,000,000 was payable in Canadian funds. At December 31, 2015, $71,968,000 (US$52,000,000) of the bank loan was payable in US funds and $25,000,000 was payable in Canadian funds. Loans may be repaid under the credit facility from time to time at the option of the Company. The credit facility contains restrictive covenants (note 17). The average interest rate applicable at March 31, 2016, was 1.71% (December 31, 2015 – 1.72%).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to this facility agreement. At March 31, 2016, the Company had issued and outstanding letters of credit, expiring at various dates before March 2017, totaling $136,000 (December 31, 2015 – $135,000), payable in Canadian funds, and $594,000 (US$457,000) (December 31, 2015 – $784,000 (US$566,000)), payable in US funds. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At March 31, 2016, $102,601,000 (December 31, 2015 – $252,113,000) was available in the revolving credit facility for future activities.

The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. At March 31, 2016, the Company had issued bonds under this surety facility totaling $372,000 (December 31, 2015 – $387,000) in Canadian funds and $4,183,000 (US$3,221,000) (December 31, 2015 – $4,726,000 (US$3,415,000)) in US funds. These bonds expire at various dates before April 2020.

The Company has a bid bond facility expiring on August 31, 2018, in the amount of $15 million. This facility allows the Company access to an additional $5 million under the same terms and conditions upon approval from its lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in foreign currencies. At March 31, 2016, $10,127,000 (December 31, 2015 – $10,828,000) was issued under this bid bond facility, is payable in various international currencies, and will expire at various dates before April 2017.

Senior secured notes

On May 13, 2011, the Company issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1,115,000. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between the Company, as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. The senior secured notes are ranked pari passu with the Company’s existing revolving credit facility.

Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 until maturity or the earlier of payment, redemption, or purchase in full of the senior secured notes. The Company may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The Company may purchase its senior secured notes for cancellation at any time. The senior secured notes contain restrictive covenants (note 17).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016	F-13	Stantec Inc.

Finance lease obligations

The Company has finance leases for software and for automotive and office equipment. At March 31, 2016, finance lease obligations included finance leases bearing interest at rates ranging from 0.66% to 6.99% (December 31, 2015 – 0.66% to 9.08%). These finance leases expire at various dates before November 2020.

Future minimum lease payments under finance leases and the present value of the net minimum lease payments are as follows:

(In thousands of Canadian dollars)	March 31 2016 $	December 31 2015 $

Within one year	13,695	8,807
After one year but not more than five years	10,271	10,611

Total minimum lease payments	23,966	19,418

Present value of minimum lease payments	23,559	19,142

10. PROVISIONS

(In thousands of Canadian dollars)	March 31 2016 $	December 31 2015 $

Provision for self-insured liabilities	59,960	61,480
Provisions for claims	13,100	13,277
Onerous contracts	10,291	10,693

	83,351	85,450
Less current portion	21,971	22,878

Long-term portion	61,380	62,572

In the normal conduct of operations, various legal claims are pending against the Company, alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. Due to uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, provisions accrued involve estimates. The ultimate cost to resolve these claims may exceed or be less than that recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income and financial position. Management regularly reviews the timing of the outflows of these provisions. Cash outflows for existing provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s cash flows.

Provision for self-insured liabilities

(In thousands of Canadian dollars)	March 31 2016 $	December 31 2015 $

Provision, beginning of the period	61,480	50,074
Current-period provision	3,106	12,125
Payment for claims settlement	(2,246)	(7,056)
Impact of foreign exchange	(2,380)	6,337

Provision, end of the period	59,960	61,480

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016	F-14	Stantec Inc.

The current and long-term portions of provision for self-insured liabilities are determined based on an actuarial estimate. At March 31, 2016, the long-term portion was $55,329,000 (December 31, 2015 – $56,722,000).

Provisions for claims

(In thousands of Canadian dollars)	March 31 2016 $	December 31 2015 $

Provisions, beginning of the period	13,277	4,506
Current-period provisions	314	2,087
Claims from acquisitions	587	8,746
Claims paid or otherwise settled	(656)	(4,255)
Impact of foreign exchange	(422)	2,193

Provisions, end of the period	13,100	13,277

Provisions for claims include an estimate for costs associated with legal claims covered by third-party insurance. Often, these legal claims are from previous acquisitions and may be indemnified by the acquiree (notes 5 and 8).

Onerous contracts

(In thousands of Canadian dollars)	March 31 2016 $	December 31 2015 $

Liability, beginning of the period	10,693	7,812
Current-period provisions	1,347	3,724
Resulting from acquisitions	-	1,450
Costs paid or otherwise settled	(1,460)	(3,290)
Impact of foreign exchange	(289)	997

Liability, end of the period	10,291	10,693

Onerous contracts consist of lease exit liabilities and sublease losses. Payments for these onerous contracts will occur until December 2024.

11. OTHER FINANCIAL LIABILITIES

(In thousands of Canadian dollars)	Notes	March 31 2016 $	December 31 2015 $

Interest accrued on long-term debt	9	3,703	2,342
Derivative financial instruments	13	9,982	-
Other		4,665	3,007

		18,350	5,349
Less current portion		15,745	2,601

Long-term portion		2,605	2,748

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016	F-15	Stantec Inc.

12. OTHER LIABILITIES

(In thousands of Canadian dollars)	Note	March 31 2016 $	December 31 2015 $

Deferred gain on sale leaseback		1,611	1,790
Lease inducement benefits		43,581	44,967
Lease disadvantages		3,583	3,994
Deferred share units payable	14	15,927	16,550
Other cash-settled share-based compensation	14	5,202	5,882
Liability for uncertain tax positions		6,581	6,667

		76,485	79,850
Less current portion		15,630	12,162

Long-term portion		60,855	67,688

13. DERIVATIVE FINANCIAL INSTRUMENTS

On March 29, 2016, the Company entered into a US$400 million foreign currency forward contract agreement to purchase US$400,000,000 for $529,440,000 at a fixed rate of 1.3236 to mature between May 2, 2016, and May 6, 2016. The option end date depended upon the closing date of the MWH acquisition (note 22). This derivative financial instrument was entered into to mitigate foreign currency fluctuation risk on a portion of the purchase price of MWH to be paid in US dollars.

The fair value of the contract, estimated using third-party market indications and forecasts at March 31, 2016, was an unrealized loss of $9,982,000. The Company designated the foreign currency forward contract as a cash flow hedge against a portion of the purchase price of MWH; therefore, the unrealized loss relating to this derivative financial instrument is recorded in other comprehensive income and in the consolidated statements of financial position in other financial liabilities. In the event that the hedging relationship is no longer effective or ceases to exist, the gain or loss will be recorded in income. During the period, the hedging relationship was effective.

14. SHARE CAPITAL

Authorized
Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

During 2015, the Company filed a Normal Course Issuer Bid with the Toronto Stock Exchange, which enables it to purchase up to 3,774,179 common shares during the period of November 10, 2015, to November 9, 2016. During the first quarter of 2016, 572,825 common shares were repurchased for cancellation pursuant to the ongoing Normal Course Issuer Bid at a cost of $18,210,000. Of this amount, $1,754,000 and $95,000 reduced the share capital and contributed surplus accounts, respectively, with $16,361,000 being charged to retained earnings. No common shares were repurchased for cancellation in 2015.

During the first quarter of 2016, the Company recognized a share-based compensation expense of $883,000 (March 31, 2015 – $2,464,000) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $1,048,000 (March 31, 2015 – $1,383,000) related to the fair value of options granted and was reduced by $165,000 (March 31, 2015 – was increased by $1,081,000) related to the cash-settled share-based compensation (deferred share units (DSUs), restricted share units (RSUs), and performance share units (PSUs)).

The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options, for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016	F-16	Stantec Inc.

Dividends

Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends declared and recorded in the consolidated financial statements in 2016.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $

November 4, 2015	December 31, 2015	January 14, 2016	0.1050	9,916,000
February 24, 2016	March 31, 2016	April 14, 2016	0.1125	-

At March 31, 2016, trade and other payables included $10,563,000 (December 31, 2015 – $9,916,000) related to the dividends declared on February 24, 2016.

Share-based payment transactions

The Company has a Long-Term Incentive Program that uses share options and PSUs. The Company also has a DSU plan for the board of directors. During the first quarter of 2016, no share options or PSUs were issued.

a) Share options

The Company has granted share options to officers and employees to purchase 2,942,573 shares at prices from $14.33 to $32.90 per share. These options expire on dates between January 28, 2018, and March 3, 2022.

	March 31 2016		December 31 2015
	Shares #	Weighted Average Exercise Price $	Shares #	Weighted Average Exercise Price $

Share options, beginning of the period	2,980,601	26.17	2,676,568	21.82
Granted	-	-	965,064	32.01
Exercised	(27,688)	19.79	(599,640)	15.81
Forfeited	(10,340)	29.53	(61,391)	29.48

Share options, end of the period	2,942,573	26.22	2,980,601	26.17

The fair value of options granted is determined at the date of grant using the Black-Scholes option-pricing model. The model was developed to use when estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including expected share price volatility and expected hold period to exercise.

At March 31, 2016, 2,067,595 (March 31, 2015 – 1,772,405) share options were exercisable at a weighted average price of $23.66 (March 31, 2015 – $18.98). At March 31, 2016, no share options were antidilutive. At March 31, 2015, 1,739,478 share options were antidilutive and therefore were not considered when computing diluted earnings per share.

b) Restricted share units

Under the Company’s restricted share unit plan, senior vice presidents (SVPs) received RSUs. An RSU is equal to one common share. After two years from the date granted, SVPs received a cash payment equivalent to the weighted-by-volume average of the closing price of the Company’s common shares for the last 10 trading days before the units’ release date. The RSUs vested on their grant date since the SVPs were not required to complete a specified period of service. The units were recorded at fair value. RSUs were adjusted for dividends as they arose, based on the number of units outstanding on the record date.

During the quarter, no RSUs (March 31, 2015 – 129) were issued and 38,450 RSUs were paid at an intrinsic value of $1,137,000 (March 31, 2015 – 50,535 RSUs were paid at an intrinsic value of $1,647,000). At March 31, 2016, no RSUs were outstanding (December 31, 2015 – 38,450 RSUs were outstanding at the fair value of $1,335,000).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016	F-17	Stantec Inc.

c) Performance share units

Under the Company’s Long-Term Incentive Plan, certain members of the senior leadership teams, including the chief executive officer (CEO), may be granted PSUs. These units are adjusted for dividends as they arise, based on the number of units held on the record date. PSUs vest upon completing a three-year service condition that starts on the grant date. The number of units that vest is subject to a percentage that can range from 0% to 200%, depending on achieving two equally weighted three-year performance objectives based on net income growth and return on equity. For units that vest, unit holders receive a cash payment based on the closing price of the Company’s common shares on the third anniversary date of issue. The fair value of these units is expensed over their three-year vesting period.

During the quarter, 1,291 PSUs were issued (March 31, 2015 – 194,231) and no units were forfeited (2015 – nil). At March 31, 2016, 349,334 PSUs were outstanding at the fair value of $9,620,000 (December 31, 2015 – 348,043 PSUs were outstanding at the fair value of $9,962,000).

d) Deferred share units

The Company also has a DSU plan; directors of the board may receive DSUs. A DSU is equal to one common share. Before 2014, the CEO could also receive DSUs. These units vest on their grant date and are paid in cash to the CEO and directors of the board on their death or retirement, or in the case of the CEO, in cash on termination. They are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. These units are recorded at fair value. DSUs are adjusted for dividends as they arise, based on the number of units outstanding on the record date.

During the quarter, 9,699 DSUs (March 31, 2015 – 14,273) were issued. At March 31, 2016, 486,476 DSUs were outstanding at the fair value of $15,927,000 (December 31, 2015 – 476,777 DSUs were outstanding at the fair value of $16,550,000).

15. FAIR VALUE MEASUREMENTS

All financial instruments carried at fair value are categorized into one of the following three categories:

•	Level 1 – quoted market prices

•	Level 2 – valuation techniques (market observable)

•	Level 3 – valuation techniques (non-market observable)

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets at fair value on a recurring basis. During 2016, no change was made to the method of determining fair value.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period. During the quarter ended March 31, 2016, no transfers were made between levels 1 and 2 fair value measurements.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016	F-18	Stantec Inc.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis as at March 31, 2016:

(In thousands of Canadian dollars)	Notes	Carrying Amount $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Assets
Investments held for self-insured liabilities	8	124,393	-	124,393	-

Liabilities
Foreign currency forward contract	13	9,982	-	9,982	-

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued. Forward contracts are determined based on the estimated cash payment or receipt necessary to settle the contract. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but were disclosed at fair value on a recurring basis as at March 31, 2016:

(In thousands of Canadian dollars)	Note	Fair Value Amount of Liability $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Notes payable	9	109,514	-	109,514	-
Senior secured notes	9	127,792	-	127,792	-
		237,306	-	237,306	-

Fair values of notes payable and senior secured notes are determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016	F-19	Stantec Inc.

16. FINANCIAL INSTRUMENTS

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and deposits, cash in escrow, trade and other receivables, investments held for self-insured liabilities, holdbacks on long-term contracts, and indemnifications.

The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which at March 31, 2016, was $697,000,000 (December 31, 2015 – $785,795,000).

The Company limits its exposure to credit risk by placing its cash and deposits in and entering into derivative agreements with high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. The risk associated with bonds, equities, and term deposits is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade and other receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables, which at March 31, 2016, was 59 (December 31, 2015 – 68).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $350 million revolving credit facility and senior secured notes, and the issuance of common shares. The unused capacity of the credit facility at March 31, 2016, was $102,601,000 (December 31, 2015 – $252,113,000). The Company believes that it has sufficient resources to meet its obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 (note 17).

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

(In thousands of Canadian dollars)	Total $	Less than 1 Year $	1–3 Years $	After 3 Years $

December 31, 2015
Trade and other payables	352,199	352,199	-	-
Long-term debt	368,226	133,557	233,523	1,146
Other financial liabilities	5,349	2,601	247	2,501

Total contractual obligations	725,774	488,357	233,770	3,647

March 31, 2016
Trade and other payables	257,527	257,527	-	-
Long-term debt	501,651	143,152	357,393	1,106
Other financial liabilities	18,350	15,745	148	2,457

Total contractual obligations	777,528	416,424	357,541	3,563

In addition to the financial liabilities listed in the table, the Company will pay interest on the bank loan and senior secured notes outstanding in future periods. Further information on long-term debt is included in note 9.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016	F-20	Stantec Inc.

Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility is based on floating rates of interest. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government bonds, corporate bonds, and term deposits.

If the interest rate on the Company’s revolving credit facility balance at March 31, 2016, was 0.5% higher, with all other variables held constant, net income would have decreased by $216,000. If it was 0.5% lower, an equal and opposite impact on net income would have occurred. The Company has the flexibility to partly mitigate its exposure to interest rate changes by maintaining a mix of both fixed- and floating-rate debt. The Company’s senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the interest payments for the senior secured notes.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency–denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars and British pounds in exchange for Canadian dollars.

If exchange rates were $0.01 lower at March 31, 2016, with all other variables held constant, net income would have increased by $11,000. If they were $0.01 higher, an equal and opposite impact on net income would have occurred.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

Price risk

The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity funds. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified. A 1.0% increase in equity prices would have increased the Company’s comprehensive income by $278,000. A 1.0% decrease would have had an equal and opposite impact on comprehensive income.

17. CAPITAL MANAGEMENT

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, acquisition growth, and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to Normal Course Issuer Bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to EBITDA ratio below 2.5
•	Return on equity (ROE) at or above 12%

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016	F-21	Stantec Inc.

These targets are established annually and monitored quarterly. The Company revised its target for ROE from at or above 14% that was set for 2015 to at or above 12% for 2016. ROE is impacted by net income and by fluctuations in the Canadian dollar since the resulting unrealized gains or losses on the translation of the Company’s US subsidiaries impacts shareholders’ equity.

Net debt to EBITDA ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and deposits and cash in escrow, divided by (2) EBITDA, calculated as income before income taxes, net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible asset impairment. The Company’s net debt to EBITDA ratio at March 31, 2016, was 1.51 (December 31, 2015 – 0.94), calculated on a trailing four-quarter basis. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-IFRS measure, is calculated as net income for the last four quarters, divided by average shareholders’ equity over each of those quarters. The Company’s ROE for the period ended March 31, 2016, was 11.9% (December 31, 2015 – 12.9%). The Company did not meet its ROE target since net income was impacted by acquisition-related costs that were primarily related to the acquisition of MWH. As well, ROE was impacted by a reduction in gross margin mainly from increased competition in the energy and resources industries and ongoing pursuits for design-build and public-private partnerships.

The Company is subject to restrictive covenants related to its $350 million revolving credit facility and its senior secured notes that are measured quarterly. These covenants include, but are not limited to, consolidated debt to EBITDA and EBITDAR to consolidated debt service ratio (non-IFRS measures). EBITDAR is calculated as EBITDA, plus building rental obligations net of common area costs, taxes, charges, and levies. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with the covenants under these agreements as at and throughout the three months ended March 31, 2016.

18. EMPLOYEE COSTS

		For the quarter ended March 31

(In thousands of Canadian dollars)	Note	2016 $	2015 $

Wages, salaries, and benefits		450,055	417,927
Pension costs		13,471	12,231
Share-based compensation	14	883	2,464

Total employee costs		464,409	432,622

Direct payroll costs		289,509	265,133
Indirect labor		174,900	167,489

Total employee costs		464,409	432,622

Direct payroll costs include salaries, wages, and related fringe benefits for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016	F-22	Stantec Inc.

19. CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended March 31

(In thousands of Canadian dollars)	2016 $	2015 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period	30,621	37,957
Add (deduct) items not affecting cash:
Depreciation of property and equipment	10,057	10,842
Amortization of intangible assets	10,803	10,227
Deferred income taxes	(2,133)	297
Loss on sale of property and equipment	289	-
Share-based compensation	883	2,464
Provision for self-insured liabilities and claims	3,420	3,959
Share of income from joint ventures and associates	(372)	(639)
Other non-cash items	875	(1,499)

	54,443	63,608

Trade and other receivables	74,310	(34,044)
Unbilled revenue	(49,393)	(23,903)
Prepaid expenses	282	(251)
Trade and other payables	(80,314)	(73,454)
Billings in excess of costs	(4,045)	(16,616)
Income taxes recoverable	(4,937)	(3,598)

	(64,097)	(151,866)

Cash flows used in operating activities	(9,654)	(88,258)

20. RELATED-PARTY DISCLOSURES

At March 31, 2016, the Company had subsidiaries and structured entities that were controlled by the Company and consolidated in its financial statements. These subsidiaries and structured entities are listed in the Company’s December 31, 2015, annual consolidated statements. In addition, the Company enters into related-party transactions through a number of individually immaterial joint ventures and associates. These transactions involve providing or receiving services, and during the quarter, they were entered into in the normal course of business.

 Compensation of key management personnel and directors of the Company

		For the quarter ended March 31

(In thousands of Canadian dollars)	Note	2016 $	2015 $

Salaries and other short-term employment benefits		3,228	2,414
Directors’ fees		312	64
Share-based compensation	14	(157)	993

Total compensation		3,383	3,471

The Company’s key management personnel include its CEO, chief operating officer, chief business officer, chief financial officer, and executive vice presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the reporting quarter. Share-based compensation includes the fair value adjustment for the quarter.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016	F-23	Stantec Inc.

21. SEGMENTED INFORMATION

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

The Company has three operating segments—Canada, the United States, and International—which are aggregated into the consulting services reportable segment. Canada and the United States are combined into a single reportable segment because each segment provides comparable services and uses similar methods to provide the services. Also, these operating segments have similar long-term economic performance, nature and type of labor, customer industries, and nature of the regulatory environment. As well, they have similar economic characteristics, such as historical and long-term gross margins and operating, financing, and underlying currency risks. The International operating segment does not meet the size quantitative thresholds of IFRS 8 and therefore is not reported separately. The International operating segment was combined into consulting services because it is not material.

Geographic information: Non-current assets

(In thousands of Canadian dollars)	March 31 2016 $	December 31 2015 $

Canada	477,978	476,392
United States	827,425	784,993
International	1,111	1,259

	1,306,514	1,262,644
Non-current assets in the table above consist of property and equipment, goodwill, and intangible assets.
Geographic information: Gross revenue
	For the quarter ended March 31

(In thousands of Canadian dollars)	2016 $	2015 $

Canada	298,889	336,917
United States	433,575	343,238
International	22,919	25,568

	755,383	705,723

Gross revenue is attributed to countries based on the location of the project.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016	F-24	Stantec Inc.

Business operating unit information: Gross revenue

	For the quarter ended March 31

	2016	2015
(In thousands of Canadian dollars)	$	$

Buildings	219,616	188,806
Energy & Resources	85,440	131,853
Environmental Services	122,009	130,453
Infrastructure	328,318	254,611

	755,383	705,723

The allocation of gross revenue to business operating units has been reclassified for comparative figures due to a realignment of our organizational structure from three to four business operating units.

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

22. EVENTS AFTER THE REPORTING PERIOD

Dividend

On May 11, 2016, the Company declared a dividend of $0.1125 per share, payable on July 14, 2016, to shareholders of record on June 30, 2016.

VOA Associates, Inc.

On April 1, 2016, the Company signed a definitive agreement to acquire all of the shares and business of VOA Associates, Inc. (VOA). VOA is based in Chicago, Illinois, and has additional offices in New York City, New York; Orlando, Florida; Washington, DC; and Highland, Indiana. VOA provides expertise in architecture, interior design, landscaping, and planning. This addition will enhance the Company’s Buildings business operating unit in the United States. The Company expects the acquisition of VOA to close in the second quarter of 2016.

MWH Global, Inc. and Subsidiaries (MWH)

On May 6, 2016, the Company acquired all the issued and outstanding common shares and business of MWH (the Acquisition) for cash consideration of US$792,600,000. Pursuant to the acquisition agreement, each share unit and share appreciation right of MWH outstanding immediately prior to the close of the Acquisition became fully vested in the form of MWH’s common shares. All notes receivable from MWH’s shareholders (US$16,600,000) and the grant price related to all outstanding share appreciation rights (US$12,000,000) were offset against and reduced the per share acquisition consideration payable to such shareholders resulting in a net purchase price of US$764,000,000.

Headquartered in Broomfield, Colorado, MWH is a global engineering, consulting, and construction management firm providing services in program management and management consulting, construction management services, and engineering and technical services, particularly in the water, renewable energy, and sustainability sectors. MWH has 187 offices operating in 26 countries across 6 continents.

The Company financed the Acquisition through the net proceeds of (1) a public offering of 17,360,000 subscription receipts for $30.25 each, and (2) funds drawn from new credit facilities (New Credit Facilities) consisting of a secured revolving credit facility in the maximum amount of $800 million and term loans consisting of three tranches, each in the maximum principal amount of $150 million, for a total of $450 million. The new revolving credit facility has a four-year term. The first tranche of the term loan has a two-year tenor, the second tranche has a three-year tenor, and the third tranche has a four-year tenor.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016	F-25	Stantec Inc.

In March, the Company filed a short-form prospectus with securities regulators in Canada and the United States to allow for the issuance of $525,140,000 in subscription receipts, representing the right of the holder to receive, without payment of additional consideration, one common share of the Company upon closing of the Acquisition. After share issuance costs of $21,825,000, the net proceeds to the Company were $503,315,000. The underwriters exercised their option to purchase an overallotment of 2,604,000 subscription receipts for $78,771,000 under the same terms as above. After share issuance costs of $2,331,000, the net proceeds on the overallotment were $76,440,000. Therefore, the total price to the public, issuance fee, and net proceeds to the Company were $603,911,000, $24,156,000, and $579,755,000, respectively.

Concurrent with the closing of the acquisition of MWH, the Company entered into New Credit Facilities that may be drawn in Canadian dollars as either a prime rate loan or a bankers’ acceptance, US dollars as either a US-base rate or a LIBOR advance, or, in the case of the revolving credit facility, in sterling or euros as a LIBOR advance and by way of letters of credit. The New Credit Facilities bear interest at the reference rate plus an applicable margin ranging from 0.00% to 2.75%, depending on the nature of the loan drawn and the Company’s leverage ratio. The Company will also have available additional currencies under the revolving credit facility on a case-by-case basis, dependent on availability from the lenders at the time of the drawdown. As security for the obligations under the New Credit Facilities, the Company and certain of its subsidiaries (including certain entities acquired pursuant to the Acquisition) granted the lenders a first-ranking security interest over all present and after-acquired assets, property, and undertakings subject to customary carve-outs.

The proceeds from the New Credit Facilities were used to redeem all of the Company’s $70 million of 4.332% senior secured notes due May 10, 2016, and all of its $55 million of 4.757% senior secured notes due May 10, 2018. The Company also used the proceeds from the New Credit Facilities to repay all of the outstanding indebtedness under its existing $350 million revolving credit facility and the outstanding indebtedness of MWH under its existing revolving credit facility with Bank of America Merrill Lynch.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2016	F-26	Stantec Inc.

## Shareholder Information

**Head Office**
200, 10160 – 112 Street
Edmonton AB T5K 2L6
Canada
Ph: (780) 917-7000
Fx: (780) 917-7330
ir@stantec.com

**Transfer Agent**
Computershare
Calgary, Alberta

**Auditor**
Ernst & Young LLP
Chartered Professional Accountants
Edmonton, Alberta

**Principal Bank**
Canadian Imperial Bank of Commerce

**Securities Exchange Listing**
Stantec shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol STN.

Stantec

Printed in Canada